NAM TAI ELECTRONICS, INC.

annual report 2003





Dividends Declared Per Share
(In cents)
100
90
80
70
60
50
40
30
20
10
0
special dividend 80 cents
special dividend 33 cents
special dividend 33 cents
0.33
0.50
1
3
9
11
12
13
16
20
48
94 95 96 97 98 99 00 01 02 03* 04
Adjusted to give effect to a three-for-one stock split effective June 30th, 2003
* A 10% stock dividend was declared in 2003.

No stopping our drive to become the world's preferred manufacturing services supplier to leading OEMs. We specialize in key components for anywhere, anytime communications products – cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices and wireless terminals. These components include LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and CMOS image sensor modules. We also produce finished products like cellular phones and accessories including digital cameras and wireless headphones, home entertainment devices, and electronic dictionaries and calculators. 2003 was a record year for Nam Tai, with 119% growth in net income. And this is just the beginning.

Three Year Highlights


234.0
236.0
406.3
01
02
03

Sales
(In millions)


5.1
17.1
37.4
01
02
03

Operating income
(In millions)


9.0
20.0
43.8
01
02
03

Net income
(In millions)


$0.26
$0.57
$1.07
01
02
03

Diluted earnings per share
(In dollars)

Ten Year Highlights

(In millions) December 31,	94	95	96	97	98	99	00	01	02	**03**	**CAGR**
Sales	96.6	121.2	108.2	132.9	101.6	145.1	213.7	234.0	236.0	**406.3**	**19.1%**
Gross profit	17.2	23.1	22.2	34.7	24.7	25.0	31.6	30.0	38.0	**66.3**	**16.8%**
Operating income	7.6	10.8	8.5	17.5	8.3	8.3	10.5	5.1	17.1	**37.4**	**20.5%**
Net income	8.1	11.4	9.4	30.8	3.5	11.8	24.0	9.0	20.0	**43.8**	**23.8%**



Driven largely by a strong surge in sales of component assembly products for telecommunication products, Nam Tai has achieved its most profitable year ever.

Net income increased by 119% over 2002 and sales growth was 72%. In a difficult environment for the entire technology market, the Company has maintained its measured, consistent strategy, with five year compound annual sales growth of 32% and operating profit growth of 35%. Consistently profitable since our IPO in 1988, we have increased dividends for the last 11 consecutive years, paying special dividends in three of the last four years.

Our second generation multi-national management team has a solid understanding of technology and production and a firm grasp on where the consumer and communication electronic market is headed. Their prudence and foresight has controlled production costs while their pro-active investment in staff, facility expansion and the latest technology has continually improved our quality levels and increased capacity. For example, our ability to produce high quality color LCD modules and digital cameras allowed us to meet the increasing demand for highly popular mobile camera phones, contributing significantly to this year's success.

Our ongoing success is the direct result of the Company's unwavering focus on developing and perfecting its core manufacturing competencies. This is enhanced by our ability to read and interpret market signs, allowing us to anticipate and respond to the needs of our OEM customers.




HIGH YIELD ON
GROWTH

The convergence of computing and communications is now at hand. Today's handheld devices are a sophisticated combination of advanced technology, allowing for instant wireless transmission of image, voice and data. Camera handsets shipments are predicted to increase from 14 million units in 2002 to 99 million units in 2007, a CAGR of 47.9%. It is predicted that by 2007, more than 50% of global handsets will have a camera in them, up from 5% in 2002. To prepare for the demand in this new breed of anywhere, anytime consumer electronic and communication products, we have been carefully ramping up our production capabilities, acquiring the technology and expanding production facilities to meet and exceed quality standards on even the highest volume orders.

By the end of 2004, construction will be completed on 250,000 square feet of additional space for the production of components needed for high growth handheld wireless products. These include radio frequency, or RF, modules, color liquid crystal display, or LCD, modules, flexible printed circuit, or FPC, subassemblies and CMOS image sensor modules which enable the integration of digital capturing capabilities into cellular phones and home entertainment products.

Another high growth and high value-added category is the video game market, where last year we made significant inroads with Sony Computer Entertainment in manufacturing the Eyetoy gaming device and a USB microphone and converter box for PlayStation®2. We intend to continue exploring new opportunities in high growth areas.




P
PRODUCTION
AHEAD

Our strategically located manufacturing complex in Shenzhen, China provides us with the unique ability to cost-effectively produce advanced technology using highly skilled personnel. Located just 30 miles from the strategic regional transportation and economic hub of Hong Kong, our manufacturing facilities will have approximately one million square feet of manufacturing space when our current factory expansion programs are completed.

Nam Tai is ISO 9001 certified, with one of the most technologically advanced facilities of its kind in China. We have technologies for producing chip on glass, chip on film, chip on board, surface mount assemblies, tape automated bonding, fine pitch heat seal and outer lead bonding. Our facilities have three Class Ten Thousand clean rooms, and three Class Thousand clean rooms. Nam Tai's focus on quality has resulted in below 100 PPM outgoing quality level. The objective is to continuously improve through 6 sigma implementation and to reach 3.4 PPM quality level.

Continually reinvesting in the latest advanced assembly technologies has allowed us to maximize operational flexibility, increase quality levels and minimize production costs. Our commitment to this long term strategic vision will continue as we move forward.





China is rapidly becoming a major consumer of electronic products. Nam Tai has been manufacturing there since 1980 and our relationships in this local market are long standing and secure. China is currently producing 35% of the world's mobile phones and that growth trend is expected to continue. With its lower labor costs, and supply chain advantage, the EMS market in China is expected to grow annually by 25.6% through 2007.

We are already seeing success in penetrating this market. In 2003, 25% of net sales, based upon location of product delivery, were to China, up from 5% in 2000. We began providing assembling services to JCT Wireless Technology Limited, or JCT, in 2003 to produce 1 million cellular phones in semi-knocked down form for JCT's clients in mainland China.

Our long term vision to become vertically integrated, and our close connections to both emerging China markets and Japanese outsourcing, have placed us in a strong position to capitalize on the digital communication boom in those markets. A boom that is in high gear now with no signs of slowing down.




COMFORT
ZONE

We have strong relationships with many of the world's leading Original Equipment Manufacturers, or OEMs. These include Epson, Texas Instruments, Toshiba, Seiko, Sharp, Optrex, Canon, Vtech, Sony, Sony Ericsson, Sony Computer Entertainment, OmniVision, Appeal Telecom and JCT. Our pro-active efforts to develop leading edge technology, our vertical integration and ability to provide one-stop solutions in anticipation of their needs has helped secure our position as their supplier of choice.

As wireless communications becomes an increasingly important focus for technology manufacturers, we have invested in Stepmind, a French microelectronics solutions company. Stepmind develops integrated circuits for wireless RF transceivers, designing and supplying high performance fabless components and applications with extremely secure data links. Stepmind is also expanding into WLAN complete solutions. This investment is further preparing us to meet the future needs of our customers.

Our clients benefit from, and appreciate, our foresight as we invest in new technology in advance of their requirements and expand our operations to increase our production capacity. This proven commitment to anticipate and deliver the highest quality has ensured our continuing relationship for many years to come. We're ready to handle any size order from anywhere in the world. Where do we go from here? Forward. Fast. Because now, there are no limits.

No Stopping

For over 10 years, our mission has been to become the world's leading China based contract manufacturer of sophisticated handheld communication/computing devices and their key components.

Review of 2003

We just started to realize the rewards of our long planned journey in 2003. Sales increased 72.2% to a record $406.3 million and operating profits increased to a record $37.4 million, up 119.3 % compared to 2002. Gross profit and operating profit margins both improved as we are beginning to realize economies of scale. We continued to focus on providing technologically advanced manufacturing services, targeting key components and accessories for cellular phones and other handheld electronic devices, including home entertainment devices. We prepared for future growth by diversifying into new products, developing new customer relationships, building our management team and continuing expansion of our manufacturing capacity.

New Products and Customers

Sales increases were driven by our increased offering of products and key components to new and existing clients. Nam Tai added TFT LCD modules, CMOS image sensor modules, FPC subassemblies, and RF modules to its offering of key components for cellular phones and other handheld electronic devices. Notable new customers included OmniVision Technologies Inc. and Appeal Telecom Co., Ltd., as customers for our CMOS image sensor modules, Toshiba Matsushita Display Technology Co., Ltd. as a TFT LCD modules customer, and JCT as an RF modules customer.

Our strength in providing a vertically integrated manufacturing solution helps us win final assembly business. For example, Sony Computer Entertainment Europe Limited selected Nam Tai to produce two PlayStation®2 accessory products, the EyeToy™ USB camera and a USB microphone and converter box. Also, we began providing assembling services to JCT in 2003 to produce one million cellular phones in semi-knocked down, or SKD, form for JCT's clients in mainland China. These new business wins demonstrate that major international OEMs have confidence in Nam Tai's manufacturing technology and its reputation for delivering high quality products in a timely and cost effective manner.

Four Profit Centers

To sustain our long term growth potential, Nam Tai is now organized into four operating profit centers: (1) NamTai Shenzhen; (2) Zastron; (3) JIC; and (4) Namtek. Each is responsible for different products or service categories and has its own seasoned second generation management team.

NamTai Shenzhen, one of our principal manufacturing arms, is now a well-established, vertically integrated, manufacturing solution provider for some of the world's most reputable brand names of consumer electronics and communication products. It focuses on optical devices such as CMOS image sensor modules, home entertainment devices, cellular phone accessories, and educational products, such as electronic dictionaries and scientific calculators.

Zastron, our second principal manufacturing arm, is an EMS provider utilizing high end manufacturing technologies such as COG, COF, and fine pitch heat seal, SMT, to produce key components for cellular phones. These components include LCD modules, ranging from monochrome LCD modules, to color STN LCD modules and TFT LCD modules, RF modules, and FPC subassemblies. It also assembles such components into cellular phones in SKD form.

JIC is engaged in the production of LCD panels. Since joining the Nam Tai group in 2000, JIC has grown from a manufacturer of low end TN LCD panels to a manufacturer now producing both monochrome and color STN LCD panels.

Namtek is a software application provider which specializes in embedded software applications for digital consumer electronics products in the Japanese market, particularly for Nam Tai's customers and products. It has offices in Shenzhen, Shanghai and Tokyo.

Green Light Ahead for Industry Expansion

While 2003 was not a particularly strong year for the EMS industry, it is expected that the EMS industry in Asia Pacific region will grow by a compound average growth rate of 20.7% through 2007. In addition, the cellular phone market is expected to expand to 500 million units in 2004 and 540 million units in 2005 driven in part by booming demand for camera phones which require higher-pixel LCD modules as well as CMOS image sensor modules as their key components.

Expansion of Production Ahead

With approximately $61.8 million of cash on hand at year end, a clean balance sheet, and strong cash flows from operations of $41.2 million in 2003, the Company has the financial strength to continue expanding its production capacity to satisfy customer demand. Construction of a $40 million new manufacturing facility has started. The new five-storey factory will add approximately 250,000 square feet adjacent to Nam Tai's main manufacturing campus in Shenzhen, PRC. The new factory will also include a 65,000 square feet clean room to house the Company's most sophisticated machinery. Completion is expected before the end of 2004. After the installation of all necessary machinery and interior works, the new production facilities will probably commence production in the second quarter of 2005, allowing for accelerated growth in 2005.

Yield for Our Shareholders

Nam Tai is dedicated to being a loyal and responsible partner with all its stakeholders, including its employees, suppliers, customers, the local communities where it operates, and its shareholders. Our management and directors own approximately 38% of the Company, ensuring that our interests are aligned with shareholders. Accordingly, in 2003 we announced a three for one share split, a move that helped increase trading liquidity of our shares on the New York Stock Exchange. In November 2003, for the third time in four years, we rewarded our shareholders with a special dividend, and in February of 2004, Nam Tai's Board of Directors increased dividends for the 11th consecutive year, to $0.48 per share, the clearest demonstration of confidence for Nam Tai's continued growth.

Open Road Ahead

Nam Tai's long term planning has us well positioned to capitalize on the growth opportunities available from the emerging trend of outsourcing from Japan, the growth opportunities arising from China's rapidly expanding cellular phone market and the returning growth in the global cellular phone market, driven in part by the exploding popularity of cellular phones with digital image capabilities.

We will continue building on our existing strengths, which will allow us to grow our business in a strategically focused manner, as we strive to realize our mission to become the world's leading China based contract manufacturer of sophisticated handheld communication/computing devices and their key components.

On behalf of the Board of Directors,

T. Murakami

Tadao Murakami
Chairman
May 15, 2004

Net Sales by Product Category

Years ended December 31


2003
Software development services 1%
Transformers* 1%
58%
Components assembly
31%
LCD consumer products
9%
LCD panels
2002
Software development services 1%
Transformers*
44%
Components assembly
40%
LCD consumer products
10%
LCD panels
5%
2001
Software development services 1%
Transformers*
52%
Components assembly
32%
LCD consumer products
11%
LCD panels
4%

* Transformer business was sold in June 2003

We are an electronics manufacturing and design services provider to OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, FPC subassemblies and CMOS image sensor modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, home entertainment devices, electronic dictionaries, calculators and digital cameras and wireless headset accessories for use with cellular phones.

We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing.

History

Founded in 1975 as an electronic products trading company, in 1978 we shifted our focus to manufacturing of electronic products. We have been manufacturing in China for 23 years, benefiting from its lower overhead costs, lower material costs, competitive labor rates and a skill base needed to provide increasingly complex manufacturing services. During this period we have developed long term relationships with many of the world's leading consumer electronic suppliers and customers including Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB, Toshiba Matsushita Display Technology Co. Ltd and Texas Instruments Incorporated.

Road Map to Achieve our Mission

Nam Tai's entire international management team is committed to a few key strategies.

- We will continue expanding capabilities in China, focusing on the high quality, low cost manufacture of small form factor consumer products. These products, and their key components such as LCD modules, CMOS image sensor modules, FPC subassemblies and RF modules, are easy to ship globally, without regional manufacturing or complex logistics.
- We focus on OEMs with whom we already have strong relationships, particularly in Japan, United States, Europe, and Korea and China, regions with a significant opportunity for future outsourcing growth.
- Our manufacturing processes apply advanced bonding and other sophisticated technologies including Chip on Glass, Chip on Film, and Chip on Board. Production using these technologies typically requires Class Thousand clean rooms. Some of the products may also require the setting up of a special area inside the clean room called a Class 100 "clean bench". Relatively few competitors have such capabilities in China based facilities and we will continue investing in the leading edge technologies to support the manufacture of tomorrow's more complex handheld electronic devices.

Sales by Geographic Region

Years ended December 31


2003
25%
China (excluding Hong Kong)
26%
Europe
17%
Japan
14%
North America
9%
Hong Kong
6%
Korea
3%
Other
2002
12%
China (excluding Hong Kong)
26%
Europe
11%
Japan
17%
North America
24%
Hong Kong
7%
Korea
3%
Other
2001
11%
China (excluding Hong Kong)
10%
Europe
10%
Japan
23%
North America
27%
Hong Kong
10%
Korea
9%
Other

Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth above for the periods indicated.

Expanding Our 100% China Based High Tech Manufacturing

All of our manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. The Company's principal manufacturing complex is one of southern China's most advanced manufacturing facilities, consisting of manufacturing plants with clean rooms, administrative offices, employee dormitories, recreation areas, and cafeteria space. Nam Tai's principal manufactoring facilities have received ISO 9001, and ISO 14001 certification.

To sustain a competitive position Nam Tai continually invests in leading edge technologies that offer increased component packaging options, higher density circuit board designs, and more complex assembly.

Capital Expenditures

To enhance our competitiveness and support our growth, the Nam Tai group's total capital expenditures in 2003 was $17 million, and this figure will increase in 2004. We have commenced construction of a $40 million new manufacturing facility to add approximately 250,000 square feet adjacent to Nam Tai's main manufacturing campus. It will also include a 65,000 square feet clean room to house the Company's most sophisticated machinery and produce high-end electronic components such as LCD modules, RF modules and CMOS image sensor modules for cellular phones. Such sophisticated machineries include, but are not limited to, COF (chip on film), COG (chip on glass), and fine pitch heat seal technology. Completion of the construction is expected before the end of 2004 with production expected to commence in the second quarter of 2005 which will allow for accelerated growth in 2005. We will also invest $6.7 million for machinery for manufacturing RF modules, $2.0 million for expansion of high resolution color LCD module production capacity, $3.9 million for FPC subassembly machinery and $6.5 million for an LCD panel factory expansion.

Vertical Integration Yields Higher Gross Profit Margins

Many contract manufacturers are focused on final assembly work and have to rely on other manufacturers or vendors to supply key components and modules. With our leading edge technologies and clean room facilities, Nam Tai produces in-house a full range of LCD modules, including advanced color TFT LCD modules, RF Modules, and CMOS image sensor modules – key components for high value products such as cellular phones and digital cameras. Furthermore, Nam Tai's 25% owned affiliate, JCT, is one of the few wireless solution providers. Our vertical integration capabilities have enabled Nam Tai to improve its profit margins to industry leading levels.

Vertical integration has also allowed Nam Tai to provide a one-stop solution to its customers which reduces lead-times, saves transportation costs, and increases quality for its customers. For example, we recently purchased a new flexible printed circuit ("FPC") subassembly line. With the installation of this new FPC subassembly line, the Company can produce FPC subassemblies to customers' specifications in-house, providing a broader range of services and reducing costs.

Sales Breakdown

Our operations are organized in two segments. Consumer Electronic Products segment is primarily engaged in the manufacture and assembly of electronic components, subassemblies and finished products for OEMs of electronic and telecommunications products. Within this segment we also provide software development services to our OEM customers. The second segment is LCD Panels and Transformers. The percentage of our net sales by product category for the years ended December 31, 2003, 2002 and 2001 were as stated in the graph on page 14.

Acquisitions and Strategic Investments

An important element of our strategy is to make investments in companies that provide the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings.

Some of our recent material strategic investments include:

AlphaStar/JCT Wireless

In January 2003 we invested $10 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software.

TCL Group

Nam Tai holds two TCL Group investments; (i) 95.52 million promoter's shares representing a 3.69% equity interest in TCL Corporation, a Shenzhen Stock Exchange listed company. TCL Corporation has extensive sales and distribution channels in China. Its business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, cellular phones and other consumer electronic products; and (ii) a 3% interest in TCL Corporation's mobile phone subsidiary, Huizhou TCL Mobile Communication Co., Ltd.

Stepmind

In December 2003 we entered into a contract to acquire a total 11.33% equity interest in Stepmind. A fabless solutions and components supplier developing applications which require high performance and secured data links, Stepmind designs integrated circuits in the field of RF transceivers and baseband according to the GSM/GPRS/EDGE, IEEE 802.11a/b/g and HiperLANS standards. Stepmind also plans to market a WLAN complete solution.

Industry Direction

There are a number of trends working in Nam Tai's advantage including the growth of the domestic China market, increasing outsourcing from Japan, and increasing popularity of digital camera cellular phones. It is forecasted that from 2002 to 2007 China will have an annual growth rate of 25.6% in its electronics manufacturing services market, far surpassing the Global and Asian markets. Some of this growth is driven by its success in the cellular phone market. China is now producing 35% of the world's mobile phones. At the same time, about half the world's phones are still manufactured in high labor cost regions, meaning, there is potential for


EMS Production in China
(In billions)
CAGR 25.6%
$80
$70
$60
$50
$40
$30
$20
$10
$0
22.5
28.4
35.8
45.9
56.7
70.4
02
03
04
05
06
07
Source: Technology Forecasters Inc.

more outsourcing. Finally, added features such as digital cameras in cellular phones seem to be re-energizing the growth of the cellular phone market. Camera handsets shipments are predicted to increase from 14 million units in 2002 to 99 million units in 2007, a CAGR of 47.9%. It is predicted that by 2007, more than 50% of global handsets will have a camera in them, up from 5% in 2002.

No Stopping Ahead

With our state-of-the-art manufacturing facilities 100% based in low cost China, strong long term relationships with respected customers, suppliers and important government officials, access to capital through our listings on the New York Stock Exchange, and an experienced multinational management team committed to a well defined long term strategic goal, we are well positioned to achieve our vision of becoming the world's leading China based contract manufacturer of sophisticated handheld communication/computing devices and their key components.

Except for statements of historical facts, this section and other sections of this report contain forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including "expect," "anticipate," "believe," "seek," "estimate," "intends," "should," or "may." Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the Company's Form 20-F under the section Item 3. Key Information – "Risk Factors." This section contains excerpts from the Operating and Financial Review Section of the Company's 2003 Annual Report on Form 20-F and should be read in conjunction with the Company's Consolidated Financial Statements.

Operating Results

Year ended December 31, 2003 Compared to Year ended December 31, 2002

Net Sales

Our net sales increased significantly by 72.2% to $406.3 million for 2003 compared to $236.0 million for 2002. Sales in the Consumer Electronics Products, or CEP, segment increased by 81.8% to $365.0 million for 2003 compared to $200.8 million for 2002. The increase was primarily attributable to sales of the component assembly products of approximately $236.8 million in 2003 compared to $103.6 million in 2002, an increase of $133.2 million.

This increase was mainly as a result of an increase in sales of telecom LCD and PCB modules and the launch of new products in 2003 like RF modules, SKD handset, Front Light Panel Assembly, and flash light for cellular phones. In addition, we also experienced increased sales in the LCD consumer products segment. Sales of LCD consumer products amounted to approximately $124.1 million in 2003 compared to $94.2 million in 2002, an increase of $29.9 million. This increase was mainly driven by the PC camera, which was first launched in 2003.

Sales in the LCD panels and transformers, or LPT, segment increased by 17.2% to $41.3 million for 2003 compared to $35.3 million for 2002. The primary reason for the increase in sales was the increase in the sales of LCD panels of approximately $35.0 million for 2003 compared to $23.9 million for 2002, which was partially offset by a decrease in the sales of transformers due to the disposal of the transformers operation in June 2003.

Gross Profit

Our gross profit increased by 74.2% to $66.3 million for 2003 compared to $38.1 million for 2002. Our gross profit margin also increased slightly in 2003 to 16.3% from 16.1% in 2002.

Gross profit in the CEP segment increased 78.8% to $59.6 million, or 16.3% of net sales, for 2003 compared to $33.3 million, or 16.6% of net sales, for 2002. The primary reason for this increase was the increase in sales as described above in explanation of fluctuation of "Net Sales". We were also able to keep our product gross margin relatively stable in 2003. The increase in gross profit margin was offset by the gain of a $2.0 million due to recovery of inventory written down to cost of sales in 2002. In addition to these specific factors, our gross profit margin increased in 2003 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

Gross profit in the LPT segment increased 41.9% to $6.7 million, or 16.3% of net sales, for 2003 compared to $4.8 million, or 13.5% of net sales, for 2003. This increase in gross profit in the LPT segment was as a result of increases in sales proportion of high margin products and the disposal of the transformers operation in June 2003. The impact of the discontinued operations of transformers on gross profit contribution was insignificant as the margin of transformers products was low.

Selling, General and Administrative Expenses

SG&A expenses for 2003 increased approximately $6.9 million to $24.9 million, or 6.1% of net sales, from $18.0 million, or 7.6% of net sales, in 2002.

SG&A expenses in the CEP segment increased 39.9% to $20.9 million, or 5.7% of net sales, for 2003 compared to $14.9 million, or 7.4% of net sales, for 2002. This increase was primarily due to an approximately $4.9 million increase in salaries and benefits expenses, due to an increase in headcount, an approximately 10% increase in salary for certain employees and $3.7 million incentive bonus due to the implementation of a new incentive bonus scheme in January 2003, which was calculated based on operating profit, as well as a $0.8 million increase in selling expenses, which was primarily due to more sales commission paid as sales increased.

SG&A expenses in our LPT segment also increased in 2003 to $4.0 million, or 9.5% of net sales, from $3.0 million, or 8.6% of net sales, in 2002. The increase in SG&A expenses in our LPT segment in 2003 was primarily related to salaries and benefits expenses as a result of the implementation of a new incentive bonus program scheme in January 2003 and hence $0.2 million in incentive bonuses incurred during 2003 and general expenses due to an increase in business activities.

Operating Performance
(% of sales)


Gross Profit Margin
(% of sales)
12.8
16.1
16.3
01
02
03
SG&A
(% of sales)
9.4
7.6
6.1
01
02
03
Operating Profit Margin
(% of sales)
2.2
7.2
9.2
01
02
03
Net Profit Margin
(% of sales)
3.9
8.5
10.8
01
02
03

Our SG&A expenses include provisions for bad debt expenses, which decreased from $138,000 in 2002 to $91,000 in 2003. On a segment basis, the provision for bad debt expenses decreased in the CEP segment from $89,000 in 2002 to zero in 2003 and increased in the LPT segment from $49,000 in 2002 to $91,000 in 2003. For the CEP segment, the decrease in allowance has been attributable to the implementation of tighter credit controls. For the LPT segment, the increase in the allowance was due to the increase in accounts receivable and a resulting increase in our general provision due to a delay in payment from some customers.

Research and Development Expenses

Research and development expenses for 2003 increased to $4.0 million, or 1.0% of net sales, from $2.7 million, or 1.1% of net sales, in 2002. On a segment basis, research and development expenses increased in the CEP segment by $1,385,000, or 64.1%, due to an increase in staff related to the expansion of our production capacity and the products we manufacture.

Goodwill Impairment

In 2002, we determined that $339,000 of unamortized goodwill related to our 1999 acquisition of a telecommunications company was impaired as the technology of the acquired company had become obsolete.

Income from Operations

Income from operations increased by approximately $20.3 million to $37.4 million, or 9.2% of net sales, for 2003 compared to $17.1 million, or 7.2% of net sales, for 2002. On a segment basis, the operating income of our CEP segment increased $19.2 million to $35.1 million, or 9.6% of net sales, in 2003 compared to $15.9 million, or 7.9% of net sales, in 2002. The operating income of our LPT segment increased $1.1 million to $2.3 million, or 5.5% of net sales, for 2003 compared to $1.2 million, or 3.4% of net sales, in 2002. This increase in operating income is attributable to the increase in gross profit described above.

Equity in Income of Affiliated Companies

Equity in income of affiliated companies was $0.5 million in 2003 compared to $10.7 million in 2002. The income in 2003 represents our share of the net earnings of our proportional 25% investment in Alpha Star Investments Limited for the twelve months ended December 31, 2003. The income in 2002 represents our proportional share of the net earnings of our 25% investment in Mate Fair.

Other Income/(Expense), Net

Other income, net, during the year ended December 31, 2003 was $5.5 million. This amount included dividend income of $2.0 million from our indirect investment in Huizhou TCL Mobile Communication Co., Ltd, dividend income of $1.7 million from TCL Corporation, $1.8 million of gain on partial disposal of interest in our J.I.C. Group and income of $0.5 million related to the recovery of a non-trade receivable which had been written off previously. This income was partially offset by a $0.3 million bank charge during 2003.

Interest Expense

Interest expense decreased to $121,000 for 2003 compared to $790,000 for 2002. The decrease in interest expenses is the result of the early repayment of a $12.9 million bank loan in January 2003.

Income Taxes

Income tax expenses decreased to $399,000 for 2003 compared to $773,000 for the prior year. The decrease is primarily the result of our receipt of tax refunds for several of our PRC entities for taxes paid in previous years.

Minority Interest

Minority interest increased $903,000, or 550.6%, to $1,067,000 in 2003 from $164,000 in 2002. Minority interest in 2003 included $211,000 from the minority shareholders' share of profits of JIC Group for the year ended December 31, 2003, $560,000 from the minority shareholders' share of profits of Mate Fair for the year ended December 31, 2003, and $296,000 from the minority shareholders' share of profits of Namtek Software Development Company Ltd. for the year ended December 31, 2003.

Discontinued Operation

Discontinued operation in 2003 represents $2.0 million gain on disposal of our entire transformers operation, net of $0.1 million shared by minority interest.

Net Income

Net income increased by $23.8 million, or 118.8%, to $43.8 million or 10.8% of net sales, for 2003 compared to $20.0 million, or 8.5% of net sales, for 2002. Net income of $43.8 million for 2003 represents $41.8 million income from normal operation, and $2.0 million income from discontinued operation. Diluted earnings per share for 2003 of $1.07 ($1.09 basic) was contributed by $1.02 ($1.04 basic) from normal operations, and $0.05 ($0.05 basic) from discontinued operation. This resulted in diluted earnings per share for 2003 of $1.07 ($1.09 basic) compared to $0.57 ($0.57 basic) for 2002. Net income for the CEP segment increased 103.3% to $41.1 million for 2003 compared to $20.2 million for 2002. The increase in CEP's net income is the result of higher sales, higher gross profit margin, and the increase in other income, which was offset by the decrease in equity in income from affiliated companies and increased general and administrative expenses described above. Net income for the LPT segment increased by $2.9 million, or 1513.6%, to a income of $2.7 million in 2003 compared to net loss of $191,000 for 2002. The increase in the LPT segment's net income is the result of the $2.0 million gain from the disposal of the transformers operation, net of $0.1 million shared by minority interest, in June 2003, increase in sales and higher gross profit margin.

Liquidity and Capital Resources
Liquidity

We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, sales of our stock and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.

We had positive net working capital of $96.8 million at December 31, 2003 compared to positive net working capital of $87.4 million at December 31, 2002. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

Net cash provided by operating activities was $41.2 million in 2003. Cash provided by operating activities in 2003 was primarily attributable to net income of $43.8 million plus depreciation and amortization expense of $12.3 million, offset by the gain on disposal of a transformers operation, net of minority interests of $2.0 million and gain on the partial disposal of our JIC Group for $1.8 million. Our working capital related to operating activities net of the effect of the disposal of a subsidiary decreased, driven by an increase of $11.1 million in accounts receivables, $6.1 million in other receivables and prepaid expenses, $2.7 million in the amount due from a related party and $8.5 million in inventories, which was offset by increases in accounts payable of $18.0 million, and other payables and accrued expenses of $1.2 million.

Our inventories increased in 2003 as a result of our anticipation of increases in sales. Accounts receivable increased due to an increase in sales in the fourth quarter relative to sales in the prior year period. The increase in prepaid expenses and other receivables was mainly due to a $3.1 million increase in deposits for the acquisition of property, plant and equipment related to our business operation. Accounts payable increased due to increased inventory purchases. Accrued expenses increased due to the provision of an incentive bonus in this year.

Net cash provided by operating activities was $39.5 million in 2002. Cash provided by operating activities in 2002 was primarily attributable to net income of $20.0 million plus depreciation and amortization expense of $10.6 million, dividend income from affiliated companies of $10.5 million and the non-cash loss on the reverse merger transaction related to our JIC Group of $2.7 million, non-cash equity in income of affiliated companies of $10.7 million, release of unamortized goodwill of affiliated companies of $520,000, realized gain on marketable securities of $642,000 and non-cash shares redemption and dividend withheld in settlement of a receivable of $3.5 million. Our working capital related to operating activities net of the effect of the disposal of a subsidiary also decreased, driven by an increase of $17.0 million in accounts payable and accrued expenses and $10.1 million of proceeds from marketable securities, offset by increases in accounts receivable of $8.5 million and inventory of $7.6 million.

Our inventory increased in 2002 as a result of our anticipation of increases in sales. Accounts receivable increased due to increased sales in the fourth quarter relative to sales in the prior year period. The increase in accrued expenses was primarily related to a $5.2 million provision for legal contingencies. Accounts payable increased due to support for higher inventory levels. The proceeds from marketable securities relates to the disposal of our holdings in Deswell Industries, Inc. during 2002.

Net cash used in investing activities was $18.6 million in 2003. Cash used in investing activities primarily related to our $10.0 million and $0.4 million strategic investments in Alpha Star Investments Limited and iMagic Infomedia Technology Limited, respectively, and $5.3 million prepayment for long term investment in Stepmind, as well as capital expenditures of $17.1 million, offset by $2.6 million proceeds on disposal of property, plant and equipment, $2.4 million proceeds on disposal of transformers operation to a third party, $4.0 million proceeds on partial disposal of our JIC Group, and $5.0 million proceeds on disposal of convertible notes of TCL International Holdings Ltd.

Net cash used in investing activities was $33.8 million in 2002. Cash used in investing activities primarily related to our $12.0 million strategic investment in TCL Corporation and $5.1 million in convertible notes of TCL International Holdings Ltd., as well as capital expenditures of $18.5 million, offset by proceeds of $1.7 million related to the disposal of our joint venture interest in BPC. Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

In the past three years, we have invested significant amounts of cash to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products. We believe that we will continue to make significant cash investments in the future to broaden our manufacturing capabilities and increase our capacity. In this regard, we intend to spend approximately $40.0 million to construct and equip another factory consisting of approximately 250,000 square feet on land adjacent to our principal manufacturing facilities in Shenzhen, China, of which $1.2 million has already been spent in 2003.

Net cash used in financing activities was $43.3 million in 2003. Cash used in financing activities for 2003 primarily resulted from $37.8 million paid to shareholders as dividends and $14.0 million bank loans repayment offset by $8.5 million received from the exercise of options.

Net cash provided by financing activities was $18.1 million for 2002. Cash provided by financing activities for 2002 primarily resulted from net proceeds of $36.5 million received from the exercise of options and warrants and $4.5 million received from a four-year variable rate term loan, offset by $16.7 million paid to shareholders as dividends, $2.7 million for the repayment of bank loans and $3.5 million for the repurchase of our common shares pursuant to our share buy-back program.

Except as discussed above, there are no material transactions, arrangements and relationships with unconsolidated affiliated entities that are reasonably likely to affect liquidity.

For the years ended December 31, 2002 and 2003, the Company has made guarantees for debt, loans and credit facilities held by various wholly owned subsidiaries aggregating to a maximum guarantee of $62,616,000 and $49,756,000, respectively. The terms of the guarantees correspond with the terms of the underlying debt, loan and credit facility agreements.

Capital Resources

In July 2003, we filed a registration statement on Form F-3 with the Securities and Exchange Commission relating to a proposed offering of 9,000,000 common shares, of which 6,000,000 common shares were to be offered by us and

3,000,000 common shares were to be offered by selling shareholders. We intended to use a portion of the net proceeds to construct and equip a new factory of approximately 250,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. We intended to use the balance of the net proceeds for working capital and other general corporate purposes.

In September 2003, we withdrew the registration statement. Despite our capital expenditures proceeding as scheduled, we believe that our cash on hand, future cash generated from operation, together with other income and outstanding banking facilities, should be sufficient for both our long term and short-term capital needs.

As of December 31, 2003, we had $61.8 million in cash and cash equivalents, consisting of cash and short-term deposits, compared to $82.5 million at December 31, 2002. Our short-term debt was $3.0 million and $15.0 million at December 31, 2003 and December 31, 2002, respectively.

At December 31, 2003, we had in place general banking facilities with two financial institutions aggregating $62.3 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. However, these covenants do not have any impact on our ability to undertake additional debt or equity financing. Interest rates are generally based on the banks' reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital. No significant commitment fees are required to be paid for the banking facilities. These facilities are subject to annual review and approval. As of December 31, 2003, we had utilized approximately $8.3 million under such general credit facilities and had available unused credit facilities of $54.0 million.

We had a seven-year term loan in October 2001 totaling $15.0 million at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over the Singapore Interbank Money Market Offer Rate for the following three years. The loan was secured by a property with net book value of $11.4 million. At December 31, 2002, the bank loan had an outstanding balance of $12,860,000. On January 3, 2003, we repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610,000, which was expensed in 2002.

As of December 31, 2003, we had bank borrowing of $2.8 million, including the current portion of $1.1 million, compared to bank borrowing of $16.8 million, including the current portion of $14.0 million at December 31, 2002.

Our bank borrowing as of December 31, 2003 represents unsecured long term bank borrowing of $4.5 million that we obtained in May 2002. This bank borrowing has a term of four years and bears interest of 1.5% over three-month LIBOR (with a cap at 7.5%), with principal repayments of $281,250 due on a quarterly basis.

A summary of our contractual obligations and commercial commitments as of December 31, 2003 is as follows:

Payments due by period

Contractual obligation	Total	2004	2005	2006	2007	2008	2009 and thereafter
Long-term bank borrowing	$ 2,813,000	$ 1,125,000	$ 1,125,000	$ 563,000	$ –	$ –	$ –
Operating leases	8,885,000	1,045,000	1,037,000	988,000	1,070,000	1,087,000	3,658,000
Capital expenditures	34,161,000	34,161,000	–	–	–	–	–
Purchase obligations	54,543,000	54,543,000	–	–	–	–	–
Total	$ 100,402,000	$ 90,874,000	$ 2,162,000	$ 1,551,000	$ 1,070,000	$ 1,087,000	$ 3,658,000

There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our China subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.

Impact of Inflation

Inflation and deflation in China and Hong Kong has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.

Exchange Controls

There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong and Macao, where the offices of some of our subsidiaries are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

Five-Year Financial Summary

Year ended December 31, (In thousands except per share data)	1999	2000	2001	2002	2003
Consolidated statements of income data:					
Total net sales	$ 145,054	$ 213,688	$ 234,006	$ 236,016	$ 406,306
Gross profit	24,980	31,592	30,032	38,060	66,290
Income from operations	8,291	10,457	5,104	17,052	37,387
Net income	$ 11,798	$ 24,001	$ 9,045	$ 20,023	$ 43,802
Earnings per share:					
Basic	$ 0.38	$ 0.80	$ 0.27	$ 0.57	$ 1.09
Diluted	$ 0.38	$ 0.78	$ 0.26	$ 0.57	$ 1.07
Weighted average shares:					
Basic	30,783	30,077	33,905	34,885	40,336
Diluted	31,075	30,938	34,298	35,430	40,839
Consolidated balance sheet data:					
Cash and cash equivalents	$ 54,215	$ 58,896	$ 58,676	$ 82,477	$ 61,827
Working capital	61,265	89,568	83,982	87,408	96,801
Property, plant and equipment, net	44,717	44,599	70,414	75,914	77,647
Total assets	158,747	208,370	224,573	275,086	297,695
Short-term debt, including current portion of long-term debt	6,949	1,523	3,687	14,970	3,004
Long-term debt, less current portion	–	–	12,860	2,812	1,688
Total debt	6,949	1,523	16,547	17,782	4,692
Shareholders' equity	125,568	162,364	169,351	202,128	217,118

Responsibility of Management

The management of Nam Tai is responsible for the preparation of the accompanying consolidated financial statements and all related financial data contained in this annual report.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts which represent the best estimates and judgements of management.

The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by the Company's auditors, Deloitte Touche Tohmatsu, who was appointed by the Board of Directors. Their auditors' report is contained herein. It outlines the scope of their examination and their opinion on the consolidated financial statements.

Nam Tai has established an Audit Committee whose primary duties consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of auditors, the scope of the annual audits and the fees to be paid to the auditors and the performance of the independent auditors and accounting practices. The Audit Committee currently consists of three independent non-executive directors who were elected by the full Board of Directors. The Audit Committee, at least on a quarterly basis, reviews the financial statements and matters relating to the audit and has full access to management and the Company's internal and external auditors in this regard. The Company's auditors have full and free access to the Audit Committee.

Independent Auditors' Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2(f) to the consolidated financial statements, in 2002, the Company changed its method of accounting of goodwill and other intangibles.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Hong Kong
March 5, 2004

Consolidated Statements of Income

(In thousands of US dollars, except per share data)

Year ended December 31,	2001	2002	2003
Net sales – third parties	$ 212,934	$ 228,167	$ 385,524
Net sales – related party	21,072	7,849	20,782
Total net sales	234,006	236,016	406,306
Cost of sales	203,974	197,956	340,016
Gross profit	30,032	38,060	66,290
Selling, general and administrative expenses	21,974	17,983	24,866
Research and development expenses	2,954	2,686	4,037
Impairment of goodwill	–	339	–
Total operating expenses	24,928	21,008	28,903
Income from operations	5,104	17,052	37,387
Equity in income of affiliated companies	1,867	10,741	498
Other income (expenses), net	2,709	(6,043)	5,525
Interest expense	(178)	(790)	(121)
Income before income taxes and minority interests	9,502	20,960	43,289
Income taxes expense, net	(227)	(773)	(399)
Income before minority interests	9,275	20,187	42,890
Minority interests	(230)	(164)	(1,067)
Income after minority interests	9,045	20,023	41,823
Discontinued operation	–	–	1,979
Net income	$ 9,045	$ 20,023	$ 43,802
Basic earnings per share	$ 0.27	$ 0.57	$ 1.09
Diluted earnings per share	$ 0.26	$ 0.57	$ 1.07

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands of US dollars, except share data)

December 31,	2002	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 82,477	$ 61,827
Accounts receivable, less allowance for doubtful accounts of $122 and $119 at December 31, 2002 and 2003, respectively	50,944	62,090
Amount due from a related party	–	2,707
Inventories	19,200	27,032
Prepaid expenses and other receivables	1,867	13,126
Income taxes recoverable	855	4,922
Total current assets	155,343	171,704
Investment in an affiliated company	–	9,855
Investments, at cost	15,982	16,366
Convertible notes	5,128	–
Property, plant and equipment, net	75,914	77,647
Goodwill	21,308	20,137
Intangible assets	–	551
Other assets	1,411	1,435
Total assets	$ 275,086	$ 297,695
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$ 985	$ 1,879
Long term bank loans – current portion	13,985	1,125
Accounts payable	38,714	55,674
Accrued expenses and other payables	12,609	13,633
Dividend payable	1,442	2,062
Income taxes payable	200	530
Total current liabilities	67,935	74,903
Deferred income taxes	112	78
Long term bank loans – non-current portion	2,812	1,688
Total liabilities	70,859	76,669
Minority interests	2,099	3,908
Commitments and contingencies	–	–
Shareholders' equity:		
Common shares (2003: $0.01 par value – authorized 200,000,000 shares)	360	412
Additional paid-in capital	147,754	206,845
Retained earnings	54,016	9,863
Accumulated other comprehensive loss	(2)	(2)
Total shareholders' equity	202,128	217,118
Total liabilities and shareholders' equity	$ 275,086	$ 297,695

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands of US dollars, except share and per share data)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
Balance at January 1, 2001	30,641,520	$ 306	$ 105,936	$ 56,127	$ (5)	$ 162,364
Share buy-back program	(683,700)	(6)	–	(3,347)	–	(3,353)
Shares issued on exercise of advisors' warrants	900,000	9	3,066	–	–	3,075
Shares issued on exercise of options	348,000	3	1,229	–	–	1,232
Advisors' warrants	–	–	263	–	–	263
Issue of options (note 12(b))	–	–	839	–	–	839
Comprehensive income:						
Net income	–	–	–	9,045	–	9,045
Foreign currency translation	–	–	–	–	20	20
Cash dividends ($0.13 per share)	–	–	–	(4,134)	–	(4,134)
Balance at December 31, 2001	31,205,820	312	111,333	57,691	15	169,351
Share buy-back program	(592,800)	(6)	–	(3,522)	–	(3,528)
Share redemption	(509,181)	(5)	–	(3,120)	–	(3,125)
Shares issued on exercise of public warrants	4,381,965	44	29,753	–	–	29,797
Shares issued on exercise of options	1,573,200	15	6,658	–	–	6,673
Advisors' options (note 12(b))	–	–	10	–	–	10
Comprehensive income:						
Net income	–	–	–	20,023	–	20,023
Foreign currency translation	–	–	–	–	(17)	(17)
Cash dividends ($0.49 per share, including special dividend of $0.33 per share)	–	–	–	(17,056)	–	(17,056)
Balance at December 31, 2002	36,059,004	360	147,754	54,016	(2)	202,128
Shares issued on exercise of options	1,425,600	14	8,494	–	–	8,508
Issue of stock dividend	3,746,668	38	50,333	(50,371)	–	–
Compensation expense (note 3(b)(iv))	–	–	264	–	–	264
Comprehensive income:						
Net income	–	–	–	43,802	–	43,802
Cash dividends ($1.00 per share, including special dividend of $0.80 per share)	–	–	–	(37,584)	–	(37,584)
Balance at December 31, 2003	41,231,272	412	206,845	9,863	(2)	217,118

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of US dollars)

Year ended December 31,	2001	2002	2003
Cash flows from operating activities:			
Net income	$ 9,045	$ 20,023	$ 43,802
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	9,136	10,397	12,172
Amortization of goodwill and intangible assets	2,035	222	92
Loss (gain) on disposal of property, plant and equipment	378	977	(6)
Loss on disposal of other assets	–	21	–
Loss on disposal of convertible notes	–	–	102
Unrealized gain on marketable securities – trading	(1,568)	–	–
Realized gain on marketable securities – trading	–	(642)	–
Impairment of goodwill – business acquired from Micro Business Systems Industries Company Limited ("MBS")	–	339	–
Release of unamortized goodwill of an affiliated company – Mate Fair Group Limited ("Mate Fair")	–	520	–
Gain on disposal of a subsidiary and related intangible assets – BPC (Shenzhen) Co., Ltd. ("BPC")	–	(77)	–
Gain on disposal of a subsidiary – Jieyao Electronics (Shenzhen) Co., Ltd. ("Jieyao")	–	–	(1,979)
Gain on partial disposal of a subsidiary – J.I.C. Technology Company Limited ("JIC Technology")	–	–	(1,838)
Loss on reverse merger of subsidiaries – J.I.C. Group (B.V.I.) Limited and its subsidiaries ("J.I.C. Group")	–	2,655	–
Compensation cost on partial disposal of a subsidiary – Namtek Software Development Company Limited ("Namtek Software")	–	–	509
Amortization of advisors' warrants and options	263	10	–
Staff option costs	839	–	–
Share redemption and dividend withheld in settlement of a receivable – Tele-Art, Inc. ("Tele-Art")	–	(3,519)	–
Equity in income of affiliated companies less dividend received	(1,867)	(285)	(498)
Deferred income taxes	117	(39)	(34)
Minority interests	230	164	1,067
Changes in current assets and liabilities (net of effects of acquisitions and disposals):			
Proceeds from marketable securities – trading	–	10,147	–
Increase in accounts receivable	(4,378)	(8,531)	(11,146)
Increase in amount due from a related party	–	–	(2,707)
Decrease (Increase) in inventories	15,302	(7,625)	(8,554)
(Increase) Decrease in prepaid expenses and other receivables	(620)	496	(6,130)
Decrease (Increase) in income taxes recoverable	689	498	(4,067)
Increase (Decrease) in notes payable	48	(562)	894
(Decrease) Increase in accounts payable	(4,952)	10,816	17,971
(Decrease) Increase in accrued expenses and other payables	(1,110)	6,151	1,189
(Decrease) Increase in income taxes payable	(354)	112	330
Increase (Decrease) in amount due to a related party	2	(2,766)	–
Total adjustments	14,190	19,479	(2,633)
Net cash provided by operating activities	23,235	39,502	41,169

Consolidated Statements of Cash Flows (continued)

(In thousands of US dollars) Year ended December 31,	2001	2002	2003
Cash flows from investing activities:			
Purchase of property, plant and equipment – third parties	(35,963)	(18,485)	(17,053)
Purchase of property, plant and equipment – related party	(50)	–	–
Prepayment for long term investment	–	–	(5,277)
Increase in other assets	(38)	(25)	(24)
Acquisition of an affiliated company – Alpha Star Investments Limited ("Alpha Star")	–	–	(10,000)
Acquisition of long term investments – TCL Corporation/ iMagic Infomedia Technology Limited	–	(11,968)	(384)
(Acquisition) proceeds from disposal of convertible notes – TCL International Holdings Limited	–	(5,128)	5,026
Acquisition of additional shares in subsidiaries, net of cash acquired – J.I.C. Group and Mate Fair	(85)	(436)	–
Proceeds from partial disposal of subsidiaries – JIC Technology and Namtek Software	–	–	4,165
Proceeds from disposal of property, plant and equipment	698	628	2,595
Proceeds from disposal of a subsidiary, net of cash disposal of – Jieyao	–	–	2,386
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposal of – BPC	–	1,654	–
Net cash used in investing activities	(35,438)	(33,760)	(18,566)
Cash flows from financing activities:			
Cash dividends paid	(3,947)	(16,654)	(37,777)
Share buy-back program	(3,353)	(3,528)	–
Repayment of bank loans	–	(2,703)	(13,984)
Repayment of short term debt	(24)	–	–
Proceeds from bank loans	15,000	4,500	–
Proceeds from shares issued on exercise of options and warrants	4,307	36,470	8,508
Net cash provided by (used in) financing activities	11,983	18,085	(43,253)
Effect of foreign currencies on cash flows	–	(26)	–
Net (decrease) increase in cash and cash equivalents	(220)	23,801	(20,650)
Cash and cash equivalents at beginning of year	58,896	58,676	82,477
Cash and cash equivalents at end of year	$ 58,676	$ 82,477	$ 61,827
Supplemental schedule of cash flow information:			
Interest paid	$ 178	$ 790	$ 121
Income taxes (received) paid, net	$ (249)	$ 227	$ 4,183
Non-cash financing transactions:			
Share redemption and dividend withheld in settlement of a receivable – Tele-Art	$ –	$ 3,519	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands of US dollars, except share and per share data)

1. Company Information

Nam Tai Electronics, Inc. and subsidiaries (the "Company" or "Nam Tai") is an electronics manufacturing and design services provider to a selected group of the world's leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. The Company's largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Toshiba Matsushita Display Technology Co. Ltd. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules, radio frequency, or RF, modules, flexible printed circuit assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. The Company also manufactures finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

The Company was founded in 1975 and moved its manufacturing facilities to the People's Republic of China (the "PRC") in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands ("BVI") in August 1987. The Company's principal manufacturing and design operations are based in Shenzhen, PRC, approximately 30 miles from the Hong Kong Special Administrative Region ("Hong Kong"). Its PRC headquarters are located in the Macao Special Administrative Region ("Macao"). Some of the subsidiaries' offices are located in Hong Kong, which provides it access to Hong Kong's infrastructure of communication and banking and facilitates management of its PRC operations and transportation of its products out of PRC through the port of Hong Kong.

The Company operates in two segments: consumer electronic products ("CEP") and LCD panels and transformers ("LPT"). Through the disposal of a subsidiary, the Company discontinued its transformers operations, details of which are set out in note 3(b)(iii). The Company's principal manufacturing operations are conducted in the PRC. The PRC resumed sovereignty over Hong Kong and Macao effective July 1, 1997 and December 20, 1999, respectively, and politically Hong Kong and Macao are integral parts of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong and Macao.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries. The Company consolidates companies in which it has controlling interest of over 50%. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

The equity method of accounting is used when the Company has the ability to exercise a significant influence, which is normally indicated by a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities.

Non-marketable investments in which the Company has less than 20% interest and in which does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

(b) Cash and cash equivalents

Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

(c) Marketable securities

All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of securities sold is based on the average cost method and income earned is included in other income.

(d) *Inventories*

Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Write-down of potentially obsolete or slow-moving inventory are recorded based on management's analysis of inventory levels.

For the Company's CEP reporting unit, the Company orders inventory from its suppliers based on firm customer orders for product that is unique to each customer. The inventory is utilized in production as soon as all the necessary components are received. The only reason that inventory would not be utilized within six months is if a specific customer deferred or cancelled an order. As the inventory is typically unique to each customer's products, it is unusual for the Company to be able to utilize the inventory for other customers' products. Therefore, the Company's policy is to negotiate with the customer for the disposal of such inventory that remained unused for six months. The Company does not generally write down its inventories as usually, the customers are held to their purchase commitments. However, there are cases where customers are contractually obligated to purchase the unused inventory from the Company, but the Company may elect not to immediately enforce such contractual right for business reasons. In this connection, the Company will consider writing down these inventory items which remained unused for over six months at the Company's own cost. Prior to writing down, management would determine if the inventory can be utilized in other products.

For the Company's LPT segment, due to the nature of the business, LPT customers do not always place orders advance enough to enable the Company to order inventory from suppliers based on firm customer orders. Nonetheless, management reviews its inventory balance on a regular basis and write down all inventory over six months old.

(e) Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2001, 2002 and 2003. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses for the disposal of leasehold land are included in other income (expenses) while gains and losses from the disposal of other property, plant and equipment are included in income from operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based upon undiscounted cash flows expected to be generated by such assets over their expected useful lives. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. All of the Company's leasehold land in Hong Kong have leases of not more than 50 years from the respective balance sheet dates. The cost of such leasehold land is amortized on a straight-line basis over the respective terms of the leases.

All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company's land purchases in the PRC are considered to be leasehold land and are amortized on a straight-line basis over the respective term of the right to use the land.

Depreciation rates computed using the straight-line method are as follows:

Classification	Years
Land use right, leasehold land and buildings	20 to 50 years
Machinery and equipment	4 to 12 years
Leasehold improvements	3 to 7 years
Furniture and fixtures	4 to 8 years
Automobiles	4 to 6 years
Tools and molds	4 to 6 years

(f) Goodwill and licenses

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over various periods ranging from 4 years to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of the license period or 5 to 7 years.

In June 2001, the Financial Accounting Standard Board (the "FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, " Goodwill and Other Intangible Assets ". This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment at the reporting unit level on at least an annual basis. A reporting unit is an operating segment or one level below an operating segment (i.e. a component) as defined in SFAS No. 131 " Disclosures about Segments of an Enterprise and Related Information ". A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Through May 2002, the Company operated in two reporting units, which were its operating segments of CEP and LPT. Beginning in June 2002, the Company segregated its LPT segment into two reporting units: LCD panels and transformers. In June 2003, the Company disposed of its transformers operation through the disposal of a subsidiary, details of which are set out in note 3(b)(iii).

The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, the Company evaluated goodwill for impairment at the reporting unit level and determined that there was no impairment at January 1, 2002. Later in 2002, the Company determined that goodwill was impaired by $339 related to the business acquired from MBS (see note 6). All remaining and future acquired goodwill will be subject to an annual impairment test on December 31 of each year or earlier if indications of a potential impairment exist. For future impairment tests, the Company will measure fair value based either on internal models or independent valuations. As of December 31, 2003, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

The following transitional disclosure represents the Company's reported and adjusted net income, basic earnings per share, and fully diluted earnings per share adding back amortization of goodwill beginning January 1, 2001:

	2001	**2002**	**2003**
Net income			
As reported	$ 9,045	$ 20,023	$ 43,802
Add back: goodwill amortization	1,826	–	–
As adjusted	$ 10,871	$ 20,023	$ 43,802
Basic earnings per share			
As reported	$ 0.27	$ 0.57	$ 1.09
Add back: goodwill amortization	0.05	–	–
As adjusted	$ 0.32	$ 0.57	$ 1.09
Diluted earnings per share			
As reported	$ 0.26	$ 0.57	$ 1.07
Add back: goodwill amortization	0.05	–	–
As adjusted	$ 0.31	$ 0.57	$ 1.07

(g) Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected discounted cash flows associated with these assets. Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the estimated fair value of the assets.

Long-lived assets to be disposed of are stated at the lower of fair value or carrying amount. Expected future operating losses from discontinued operations are recorded in the periods in which the losses are incurred.

(h) Revenue recognition

The Company recognizes revenue when all of the following conditions are met:

- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- Price to the customer is fixed or determinable, and
- Collectibility is reasonably assured.

Revenue from sales of products is recognized when the title is passed to customers upon shipment and when collectibility is assured. The Company does not provide its customers with the right of return (except for quality), price protection, rebates or discounts. There are no customer acceptance provisions associated with the Company's products, except for quality. All sales are based on firm customer orders with fixed terms and conditions, which generally cannot be modified.

The Company recognized revenue on its software development services in accordance with Statement of Position ("SOP") 97-2, " Software Revenue Recognition ". The Company's software sales include neither multiple elements nor post-contract customer support.

(i) Shipping and handling costs

Shipping and handling costs are classified as to cost of sales for material purchased and selling expenses for the delivery of finished products. During the years ended December 31, 2001, 2002, and 2003, shipping and handling costs classified as costs of sales were $488, $536 and $466, respectively. During the years ended December 31, 2001, 2002 and 2003, shipping and handing costs classified as selling expenses were $954, $808 and $870, respectively.

(j) Research and development costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

(k) Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $141, $528 and $261 for the years ended December 31, 2001, 2002 and 2003, respectively.

(l) Staff retirement plan costs

The Company's costs related to the staff retirement plans (see note 15) are charged to the consolidated statement of income as incurred.

(m) Income taxes

PRC tax paid by subsidiaries operating in the PRC during the year is recorded as an amount recoverable at the balance sheet date when management has filed or has the intention to file an application for reinvestment of profits and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for all significant temporary differences and classified as current or non-current based upon the classification of the related asset or liability in the financial statements. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all, the deferred tax asset will not be realized.

(n) Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

The Company and its subsidiaries have adopted the U.S. dollar, Hong Kong dollar or the Chinese Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, " Foreign Currency Translation ". All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries' financial statements are recorded as a component of comprehensive income.

The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between the Chinese Renminbi and the U.S. dollar is based on the applicable rate of exchange quoted by the People's Bank of China prevailing at the balance sheet date and were approximately 8.1500, 8.2773 and 8.2767 as of December 31, 2001, 2002 and 2003, respectively.

(o) Earnings per share

On June 20, 2003, the Company's board of directors declared a 3-for-1 stock split of its outstanding common shares. Each shareholder of record on June 30, 2003 received two additional shares for each common share held at that date. In addition, the Company retained the current par value of $0.01 per share. Accordingly, all references to numbers of common shares, per share data and stock option data in the accompanying financial statements have been restated to reflect the stock split on a retroactive basis.

On October 24, 2003, the Company's board of directors declared an issuance of stock dividend to shareholders at the ratio of one dividend share for every ten shares held by the shareholders of record on November 7, 2003. For the purposes of earnings per share calculation, all references to numbers of common shares and per share data have been restated to reflect this stock dividend.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(p) Stock options

The Company does not recognize compensation expense for employee stock-based compensation if the strike-price is equal to or greater than the market price of the stock at the date of grant. The Company's policy is to generally grant stock-based compensation to employees with a stock price equal to the market price of the stock on the date of grant. The Company continues to account for stock-based compensation arrangements under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and provides additional financial statement disclosure in accordance with FAS No. 123, "Accounting for Stock-Based Compensation". The Company recognizes compensation expense for all stock-based compensation granted to non-employees by estimating the fair value of the stock-based compensation utilizing the Black-Scholes option-pricing model. See note 12.

The Company has two stock-based employee compensation plans, as more fully described in note 12(b). Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. During 2001, the Company recorded compensation cost of $839 as 316,200 options granted under the plan had an exercise price less than the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition.

Year ended December 31,		2001	2002	2003
Net income, as reported		$ 9,045	$ 20,023	$ 43,802
Less: Stock based compensation costs under fair value based method for all awards		(2,331)	(1,491)	(582)
Net income, pro forma		$ 6,714	$ 18,532	$ 43,220
Basic earnings per share	As reported	$ 0.27	$ 0.57	$ 1.09
	Pro forma	$ 0.20	$ 0.53	$ 1.07
Diluted earnings per share	As reported	$ 0.26	$ 0.57	$ 1.07
	Pro forma	$ 0.20	$ 0.52	$ 1.06

(q) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(r) Comprehensive income

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statement of shareholders' equity. The comprehensive income of the Company was $9,065, $20,006 and $43,802 for the years ended December 31, 2001, 2002 and 2003, respectively.

(s) Fair value disclosures

The carrying amounts of cash and cash equivalents, accounts receivable, amount due from a related party, prepaid expenses and other receivables, income taxes recoverable, notes payable, accounts payable, accrued expenses and other payables, dividend payable and income tax payable approximate fair value due to the short term maturity of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations. The fair value of the convertible notes is estimated based on the current rates offered to the Company for notes of similar terms and maturities.

(t) Recent changes in accounting standards

In January 2003, the FASB issued Interpretation No. ("FIN") 46 (revised), "Consolidation of Variable Interest Entities". FIN 46 (revised) requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. FIN 46 (revised) applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 (revised) are effective beginning January 1, 2004. The adoption of FIN 46 (revised) is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. SFAS No. 149 amends SFAS No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the third quarter of 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, results of operations, or cash flows.

3. Investment in Subsidiaries

(a) Subsidiaries

	Place of incorporation	Principal activity	Percentage of ownership as of December 31 2002	2003
Consolidated principal subsidiaries:				
J.I.C. Technology Company Limited	Cayman Islands	Investment holding	74.78%*	74.86%*
J.I.C. Enterprises (Hong Kong) Limited	Hong Kong	Investment holding, manufacturing and trading	74.78%*	74.86%*
J.I.C. Electronics Company Limited (deregistered in 2003)	Hong Kong	Inactive	74.78%*	–
J.I.C. Group (B.V.I.) Limited	BVI	Inactive	74.78%*	74.86%*
Jetup Electronic (Shenzhen) Co., Limited	PRC	Manufacturing	74.78%*	74.86%*
Jieda Electronics (Shenzhen) Co., Ltd. (dissolved in 2003)	PRC	Inactive	74.78%*	–
Jieyao Electronics (Shenzhen) Co., Ltd.	PRC	Manufacturing	74.78%*	–
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited	Macao	Provision of management and sales co-ordination and marketing services	–	100%
Nam Tai Group Management Limited	Hong Kong	Provision of management services	100%	100%
Nam Tai Electronic & Electrical Products Limited	Cayman Islands	Investment holding	–	100%
Nam Tai Electronic & Electrical Products Limited	Hong Kong	Investment holding and trading	100%	100%
Nam Tai Telecom (Cayman) Company Limited	Cayman Islands	Investment holding	–	100%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Investment holding and trading	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing and trading	100%	100%
Namtek Japan Company Limited	Japan	Provision of sales co-ordination and marketing services	–	80%
Namtek Software Development Company Limited	Cayman Islands	Investment holding	100%	80%
Shenzhen Namtek Co., Ltd.	PRC	Software development	100%	80%
Zastron Electronic (Shenzhen) Co. Ltd. (formerly known as Zastron Plastic & Metal Products (Shenzhen) Co., Ltd.)	PRC	Manufacturing and trading	100%	100%
Mate Fair Group Limited	BVI	Investment holding	72.22%	72.22%

* Upon full conversion of the preference shares held by the Company, the Company would have an effective interest of 93.97% and 88.39% in these subsidiaries as of December 31, 2002 and 2003, respectively (see note 3(b)(ii)).

(b) Significant transactions

(i) In March 2000, Nam Tai Electronic & Electrical Products Limited ("NTEE"), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. ("TBCL"), established BPC, a wholly foreign owned enterprise in Shenzhen, PRC. NTEE had a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC was located within the Company's manufacturing complex where it produced and sold high-end, environmentally friendly, rechargeable lithium ion battery packs. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company for $2,131 resulting in a gain of $17. For the year ended December 31, 2001 and during the period from January 1, 2002 through April 30, 2002, the Company recognized net sales of $21,072 and $7,849, respectively, from TBCL and its related companies.

(ii) In October 2000, the Company acquired all of the outstanding shares of J.I.C. Group (B.V.I.) Limited ("JIC"), a company incorporated in the BVI. The purchase price was the initial consideration of $32,776, less a purchase price adjustment based on earnings. The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 3,483,261 shares in the Company at $6.26 each, being the average market closing price as reported on the Nasdaq Stock Market ("Nasdaq", the then stock market in which the Company's stock was traded) for each day during the period from September 26, 2000 to October 24, 2000 (inclusive) on which Nasdaq was open for trading and on which at least 30,000 shares were traded. J.I.C. Group are principally engaged in the manufacture and trading of LCD panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co., Ltd. ("Jieda"), Jetup Electronic (Shenzhen) Co., Ltd. ("Jetup") and Jieyao, all being wholly foreign owned enterprises in the PRC. During 2003, Jieda merged with Jieyao and in June 2003, J.I.C. Group disposed of its entire interest in Jieyao, which was principally engaged in the manufacturing and sale of transformers, as a result of concentration of its effort on its LCD panels business unit. A profit of approximately $1,979, net of minority interests, arose as a result of this disposition (see note 3 (b)(iii)).

The purchase price adjustment based on earnings is the amount of shortfall, if any, between the net income of the J.I.C. Group for the year ended March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. As the net income of the J.I.C. Group for the year ended March 31, 2001 met this guaranteed profit requirement, no adjustment to the purchase price was made.

The acquisition was accounted for as a purchase and the results of the J.I.C. Group have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired of $10,002 was $22,774 and had been recorded as goodwill which was being amortized on a straight-line basis over 15 years. Upon the Company's adoption of SFAS No. 142, the goodwill is no longer being amortized (see note 2(f)). During 2001, the Company incurred legal and professional fees of $85 to complete the acquisition of JIC which was adjusted to goodwill.

In June 2002, through a reverse merger, the Company arranged for the listing of the J.I.C. Group on The Stock Exchange of Hong Kong Limited. To effect the listing, the Company entered an agreement with the liquidators of Albatronics (Far East) Company Limited ("Albatronics"), whose shares had been listed on The Stock Exchange of Hong Kong Limited and which was placed into voluntary liquidation in August 1999. The Company owned slightly more than 50% of the outstanding capital stock of Albatronics. Under the agreement, the Company agreed to transfer the J.I.C. Group into JIC Technology, a new company, for a controlling interest in JIC Technology. Prior to it being placed into voluntary liquidation, Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics' financial statements at December 31, 1998, for the year then ended or for any subsequent period. As of December 31, 1999 the investment was written off. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics' liquidators. In June 2002, Albatronics' listing status on The Stock Exchange of Hong Kong Limited was withdrawn and JIC Technology was listed on The Stock Exchange of Hong Kong Limited free from the liabilities of Albatronics. For the Company's contribution to JIC Technology, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of JIC Technology equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of JIC Technology. The Company also received preference shares of JIC Technology, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of JIC Technology. On June 4, 2002, the reverse merger was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of JIC Technology on the payment of dividends or other distribution other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the reverse merger, the Company's effective interest in the J.I.C. Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the J.I.C. Group in October 2000. The release of unamortized goodwill is included as part of the loss on reverse merger of the J.I.C. Group.

In August 2002, the Company acquired an additional 7,984,000 ordinary shares of JIC Technology for a cash consideration of $437, resulting in additional goodwill of $253. As of December 31, 2002, the Company held 93.97% effective interest in J.I.C. Group, which represented 74.78% of the existing ordinary shares and 93.97% of the outstanding ordinary shares upon full conversion of the preference shares.

During the period from June to November 2003, the Company disposed of totally 42,600,000 ordinary shares of JIC Technology for cash considerations of $4,005. The disposal resulted in a net gain on partial disposal of a subsidiary of $1,838 and the releasing of unamortized goodwill of $1,171. The release of unamortized goodwill is netted off with the gain on the partial disposal of a subsidiary. In November 2003, the Company converted 175,100,000 preference shares into 170,000,000 ordinary shares of JIC Technology. As of December 31, 2003, the Company held 263,900,688 ordinary shares of JIC Technology, equivalent to 74.86% of issued ordinary shares, and 423,320,000 preference shares. Upon full conversion of the preference shares owned, the Company would have held approximately 88.39% of JIC Technology.

(iii) In order to concentrate its effort on its LCD panels reporting unit, in June 2003, JIC Technology disposed its transformers reporting unit to a third party for a cash consideration of $2,426. Sales of the transformers reporting unit for the years ended December 31, 2001, 2002 and 2003 were $10,981, $11,324 and $6,284, respectively, and were insignificant comparing to the sales of the Company as a whole. The income from operations of the transformers reporting unit was less than 5%, 3% and 1% of the Company's income from operations for the years ended December 31, 2001, 2002 and 2003, respectively. The transformers reporting unit had no non-operating income or expenses for the years ended December 31, 2001, 2002 and 2003.

The proceeds from the disposal exceeded the carrying value of the net assets of the transformers reporting unit, resulting in a gain from discontinued operation, net of minority interests, in 2003 of $1,979.

The carrying amounts of the assets and liabilities of the transformers business unit at the date of disposal are as follows:

Net assets disposed of:	
Property, plant and equipment	$ 559
Cash	40
Other assets	870
Liabilities	(1,176)
Total	$ 293

(iv) In January 2003, the Company disposed of 20% of its equity interest in Namtek Software to a company which is owned by the management of Namtek Software for a cash consideration of $160. As of the date of disposal, Namtek Software was fair valued at $3,347. Accordingly, a charge to compensation expense of $509 and a credit to additional paid-in capital of $264 (being the difference between the net asset value and fair value of Namtek Software disposed) resulted.

(v) In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. ("Huizhou TCL") and TCL Mobile Communication (HK) Co., Ltd. (collectively "TCL Mobile") through the acquisition of 25% of the outstanding shares of Mate Fair, a privately held investment holding company incorporated in the BVI with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was being amortized on a straight line basis over 10 years from September 2000 to August 2010. The amortization expense for the year ended December 31, 2001 was $153.

In May 2002, due to the increase of capital in Huizhou TCL, Mate Fair's direct interest in Huizhou TCL was diluted from 20% to 18% and accordingly, the Company's 5% indirect interest in Huizhou TCL was diluted to 4.5%. As a result of the dilution, the Company recognized the release of unamortized goodwill of approximately $132 and the share of Mate Fair's loss on deemed disposal of Huizhou TCL of approximately $336 as part of the equity in income of affiliated companies. Mate Fair ceased the equity method of accounting for Huizhou TCL since it no longer held at least a 20% interest in Huizhou TCL. In late 2002, TCL Mobile Communications (HK) Co., Ltd. was acquired by Huizhou TCL.

On November 11, 2002, through a series of linked transactions, the Company effectively exchanged its 4.5% indirect interest in Huizhou TCL for a 3.033% direct interest plus cash consideration. This was accomplished by Mate Fair selling a 13.8% equity interest in Huizhou TCL for $10,424, which resulted in a gain of $9,022 that was included in equity in income of affiliated companies. Also, as part of these linked transactions, the Company increased its shareholding in Mate Fair from 25% to 72.22% for $3 by the subscription of additional 3,028 shares in Mate Fair, and recognized an additional release of unamortized goodwill of approximately $388. The Company invested $5,128 of the proceeds in TCL International Holdings Limited 3% convertible notes (see note 9(a)).

(c) Establishment of subsidiaries

(i) In May 2002, the Company established Namtek Software, a wholly-owned subsidiary incorporated in the Cayman Islands, at an investment cost of $800. It is an investment holding company of Shenzhen Namtek Company Limited ("Shenzhen Namtek").

(ii) In June 2003, Namtek Software established Namtek Japan Company Limited, a subsidiary incorporated in Japan, at an investment cost of $85. Its principal activity is sales co-ordination and marketing of software.

(iii) In June 2003, the Company established two wholly-owned subsidiaries, namely Nam Tai Telecom (Cayman) Company Limited and Nam Tai Electronic & Electrical Products Limited, incorporated in the Cayman Islands. Their principal activity is to act as investment holding companies.

(iv) In August 2003, the Company established Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited, a wholly-owned subsidiary incorporated in Macao, at an investment cost of $13. Its principal activity is provision of consultancy services to other group companies, and as the Company's PRC headquarters due to the continuous increase in investment in China.

(d) Retained earnings

Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company's PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company's PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company's liquidity or cash flows.

4. Inventories

Inventories consist of the following:

At December 31,	2002	2003
Raw materials	$ 15,719	$ 17,448
Work-in-progress	1,937	4,534
Finished goods	1,544	5,050
	$ 19,200	$ 27,032

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

At December 31,	2002	2003
At cost		
Land use right, leasehold land and buildings	$ 41,938	$ 47,777
Machinery and equipment	51,648	61,417
Leasehold improvements	10,237	12,506
Furniture and fixtures	1,646	1,967
Automobiles	1,536	1,432
Tools and molds	77	132
Total	107,082	125,231
Less: accumulated depreciation and amortization	(40,669)	(50,283)
Construction in progress	9,501	2,699
Net book value	$ 75,914	$ 77,647

As of December 31, 2003, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $34,161, which are expected to be disbursed during the year ending December 31, 2004.

6. Goodwill

Goodwill consists of the following:

	CEP Segment (reporting unit)	LPT Segment (LCD reporting unit)	Total
Balance at January 1, 2002	$ 339	$ 21,750	$ 22,089
Goodwill acquired during the year:			
Additional goodwill of JIC Technology (see note 3(b)(ii))	–	253	253
Additional goodwill of Mate Fair	788	–	788
Impairment of goodwill on business acquired from MBS	(339)	–	(339)
Goodwill release related to disposition of 7.1% interest in J.I.C. Group (see note 3(b)(ii))	–	(1,483)	(1,483)
Balance at December 31, 2002	$ 788	$ 20,520	$ 21,308
Goodwill release related to disposition of 5.58% interest in JIC Technology (see note 3(b)(ii))	–	(1,171)	(1,171)
Balance at December 31, 2003	$ 788	$ 19,349	$ 20,137

No goodwill has been assigned to the "transformer" reporting unit as the Company's purchase of the J.I.C. Group was exclusively for the "LCD panel" reporting unit.

The Company acquired certain net assets from MBS, a telecommunication business including the design, research and development, and marketing of telecommunication products. The excess of the purchase consideration over the fair value of the assets acquired was $776 and was recorded as goodwill which was being amortized on a straight-line basis over 4 years. In 2002, the Company determined that the previously acquired technology had become obsolete. Therefore, the Company recorded an impairment for the remaining goodwill of $339 and accelerated the amortization of the license fees (included in intangible assets) by $173.

7. Intangible Assets

Amortized intangible assets consist of the following:

At December 31,	2002	2003
Gross carrying amount of licenses	$ 1,335	$ 643
Accumulated amortization	(586)	(92)
Disposal (see note 17)	(749)	–
Net carrying amount	$ –	$ 551

Amortization expense charged to income from operations for the year ended December 31, 2001, 2002 and 2003 was $209, $222 and $92, respectively. Amortization expense on intangible assets for each of the next five years is as follows:

Year ending December 31,	
– 2004	$ 92
– 2005	92
– 2006	92
– 2007	92
– 2008	92
Total	$ 460

8. Investment in Affiliated Companies, Equity Method

The Company's investments accounted for under the equity method are disclosed below. The Company has not made any loans or guarantees or has any contingent liabilities with these companies.

Mate Fair

Mate Fair was accounted as an affiliated company up to November 11, 2002. Details of the investment in Mate Fair are set out in note 3(b)(v).

Alpha Star

In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company made a strategic investment of $10,000 by subscribing for a 25% shareholding in Alpha Star, a BVI company, which is the ultimate holding company of the JCT Wireless Technology Limited ("JCT"), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company also manufactures wireless communication terminals and related modules for JCT. As part of the agreement, Alpha Star agreed to purchase from the Company at least 50 percent of the orders it, or any of its subsidiaries, receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market. The fair value of this arrangement was estimated to be $643 and is included in the consolidated balance sheet as an intangible asset (note 7). The Company has one representative on Alpha Star's board of directors.

The Company has recorded goodwill of approximately $5,596 as a result of the acquisition of Alpha Star. For the year ended December 31, 2003, the Company recorded $498 in equity in earning of Alpha Star.

As of December 31, 2003, JCT owed the Company $2,707. For the year ended December 31, 2003, the Company recognized net sales of $20,782 to JCT and purchased raw materials of $5,456 from JCT and its related companies.

9. Investments in TCL

The Company had three investments in TCL Group of companies in the form of convertible notes and investments at cost. During the year ended December 31, 2003, the Company disposed of the convertible notes. The Company has not incurred any material operating revenue or expenses from the TCL Group of companies, for the years ended December 31, 2001, 2002 and 2003.

(a) Convertible notes

On November 11, 2002, in connection with its disposal of 1.467% indirect interest in Huizhou TCL (see note 3(b)(v)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes ("CB Note") due in November 2005 of TCL International Holdings Limited, a publicly listed company on The Stock Exchange of Hong Kong Limited. In August 2003, the CB Note was disposed of by the Company for a consideration of $5,026, resulting in a loss of $102.

(b) Investments, at cost

(i) TCL Corporation

In January 2002, the Company acquired a 6% equity interest in TCL Holdings Corporation Ltd., now known as TCL Corporation, for a consideration of $11,968. TCL Corporation, an enterprise established in the PRC, is the parent company of the TCL Group of companies. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products. TCL Corporation changed from a limited liability company to a company limited by shares in April 2002 (the "Establishment Date").

In January 2004, TCL Corporation listed its A-shares on the Shenzhen Stock Exchange at RMB4.26 (equivalent to US$0.52) per A-share. The Company's interest in TCL Corporation has then been diluted to 3.69% and represents 95.52 million promoter's shares of TCL Corporation after its initial public offering. According to Article 147 of the Company Law of the PRC, the Company is restricted to transfer its promoter's shares within three years from the Establishment Date. The Company is, however, entitled to dividend and other rights similar to the holders of A-shares.

The Company may re-consider its investment strategy in these promotor's shares after the end of restriction period in April 2005.

(ii) Huizhou TCL

The Company has a 3.033% direct interest in Huizhou TCL through the Company's subsidiary, Mate Fair (see note 3(b)(v)). This investment at cost is $4,014 at December 31, 2003.

10. Investment in iMagic

On January 20, 2003, one of the Company's subsidiaries, JIC Technology, entered into a subscription agreement with iMagic Infomedia Technology Limited ("iMagic") pursuant to which JIC Technology agreed to subscribe for 60 shares of par value of HK$1 each in iMagic, representing 5.36% of the total issued capital of iMagic, for cash consideration of $384. On the same date, JIC Technology also entered into a deed of put option with a director of iMagic under which the director of iMagic granted JIC Technology an option to require the director to purchase the shares from JIC Technology at the original consideration of $384. The put option shall be exercisable on December 31, 2004 and expire on January 30, 2005. iMagic, a privately held company, is the parent company of PowerPhone Network Limited, a company that has deployed interactive multimedia voice and data terminals in Asia and the United States.

11. Bank Loans and Banking Facilities

The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2002 and 2003, these facilities totaled $58,244 and $62,256, of which $8,889 and $8,309 were utilized at December 31, 2002 and 2003, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks' usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities are secured by guarantees given by Nam Tai and certain subsidiaries and restrict the pledge of assets to any other banks without the prior consent of the Company's bankers.

The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to the trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

At December 31,	2002	2003
Outstanding letters of credit	$ 7,904	$ 6,430
Trust receipts	908	1,531
Usance bills pending maturity	57	348
Documents in transit	20	–
Total banking facilities utilized	8,889	8,309
Less: Outstanding letters of credit	(7,904)	(6,430)
Notes payable	$ 985	$ 1,879

A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totaling $4,500 at a rate of 1.5% over three months London Interbank Offered Rate, repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. At December 31, 2003, the loan had an outstanding balance of $2,813. There is no restrictive financial covenants associated with this term loan.

The long term debt is repayable as follows for the years ending December 31

– 2004	$ 1,125
– 2005	1,125
– 2006	563
	$ 2,813

The Company had a seven-year term loan with borrowings in October 2001 totaling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate for the following three years. The loan was secured by a property with net book value of $11,400. At December 31, 2002, the bank loan had an outstanding balance of $12,860. On January 3, 2003, the Company repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610, which was expensed in 2002.

12. Shareholders Equity

(a) The Company has only one class of common shares authorized, issued and outstanding.

(b) Stock options

In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 900,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 1,950,000 and 3,000,000 and 4,275,000, respectively. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to employees based on past performance and/or expected contribution to the Company.

In May 2001, the Board of Directors approved another stock option plan which would grant 15,000 options to each independent director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 3,000,000 shares. The options granted under this plan vest immediately and generally have a term of three years, but cannot exceed ten years. The options are granted to independent directors based on past performance and/or expected contributions to the Company.

Effective January 1, 2003, the Company has suspended issuing options to management and employees except for the independent directors. Rather, the Board of Directors approved an incentive bonus program to reward management and employees with a cash bonus in lieu of stock options.

A summary of stock option activity during the three years ended December 31, 2003 is as follows:

	Number of options	Option price per share with the weighted average option price in parenthesis
Outstanding at January 1, 2001	1,308,000	$3.50, $4.63, $4.94, $5.25 and $5.46 ($4.37)
Granted	1,314,759	$4.65, $4.83 and $2.33 ($4.11)
Exercised	(348,000)	$3.50, $4.63 and $5.25 ($3.54)
Cancelled	(152,559)	$4.63, $4.65 and $4.94 ($4.67)
Outstanding at December 31, 2001	2,122,200	$2.33, $4.63, $4.65, $4.83 and $5.46 ($4.32)
Granted	900,000	$6.62
Exercised	(1,573,200)	$2.33, $4.63, $4.65 and $6.62 ($4.24)
Outstanding at December 31, 2002	1,449,000	$4.63, $4.65, $4.83, $5.46 and $6.62 ($5.84)
Granted	75,000	$18.50
Exercised prior to 10 for 1 stock dividend	(1,422,500)	$4.63, $4.65, $4.83, $5.46, and $18.50 ($5.97)
Effect of 10 for 1 stock dividend on stock option	10,150	
Exercised after 10 for 1 stock dividend	(3,100)	$6.02 ($6.02)
Outstanding at December 31, 2003	108,550	$4.39, $6.02 and $16.82 ($12.34)

During 2002, 6,000 advisors' options with an exercise price of $6.62 exercisable from April 30, 2002 and expiring on April 30, 2005 were granted to an advisor and all were exercised during 2003. The Company recorded compensation expense of $10 for the 2002 advisors' options based on the Black-Scholes option-pricing model. No advisors' options were granted during 2001 and 2003.

Details of the options granted by the Company in 2001, 2002 and 2003 are as follows:

Number of options granted	Exercise price	Exercisable period
In 2001		
833,559	$ 4.65	March 16, 2001 to March 16, 2004
165,000	$ 4.39*	June 22, 2001 to June 22, 2004
316,200	$ 2.33	June 27, 2001 to June 22, 2002
In 2002		
900,000	$ 6.02*	April 30, 2002 to April 30, 2005
In 2003		
75,000	$ 16.82*	July 8, 2003 to July 8, 2006

* Subsequent to November 7, 2003, the exercise price has been adjusted to reflect the 10 for 1 stock dividend effect.

Stock option costs of $839 charged to the selling, general and administrative expenses in 2001 represented the difference between the market price and exercisable price of $2.33 for the 316,200 options granted during 2001.

The following summarizes information about stock options outstanding at December 31, 2003. All stock options are exercisable as of December 31, 2003.

Exercise prices	Number of options	Weighted average remaining contractual life in months
$ 4.39	16,500	5.7
$ 6.02	26,050	15.9
$ 16.82	66,000	30.2
	108,550	23.0

The weighted average remaining contractual life of the stock options outstanding at December 31, 2001, 2002 and 2003 was 18, 22 and 23 months, respectively. The weighted average fair value of options granted during 2001, 2002 and 2003 was $1.71, $1.66 and $7.76, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year ended December, 31	2001	2002	2003
Risk-free interest rate	5%	4.5%	2.56%
Expected life	1 – 3 years	3 years	3 years
Expected volatility	45.0%	36.0%	64.24%
Expected dividend per quarter	$ 0.03	$ 0.04	$ 0.05

(c) Advisors' warrants

On December 2, 1997, the Company issued 390,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $6.80 per unit one common share and one warrant exercisable to purchase one common share at $6.80 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 174,090 advisors' warrants were exercised, 185,910 advisors' warrants had expired and the expiry date of exercisable period for the remaining 30,000 advisors' warrants was extended to November 24, 2002. As a result, 174,090 common shares and 174,090 warrants were issued during the year ended December 31, 2000. The compensation expense for the extension of the expiry date of the 30,000 advisors' warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000. The remaining 30,000 of these advisors' warrants expired on November 24, 2002.

On October 5, 1998, the Company issued 900,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $3.42 per share for the period from October 5, 1999 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263 has been charged to the consolidated statement of income for the year ended December 31, 2001. In 2001, all these warrants were exercised.

The fair values of the advisors' warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	$6.80 Advisors' warrants	$3.42 Advisors warrants
Risk-free interest rate	6.50%	6.50%
Expected life	November 24, 2002	October 4, 2001
Expected volatility	50%	50%
Expected dividend per quarter	$ 0.03	$ 0.03

(d) Public warrants

On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the "Rights") to subscribe for one unit for every three common shares owned at that date (referred to as the "Rights Offering"). The subscription price was $5.67 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $6.80 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.02 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $8.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 9,000,000 units were offered with a subscription expiry date of November 24, 1997.

During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 6,803,751 units at $5.67 per unit and the Standby Underwriters purchased a total of 2,187,636 units at a price of $5.58, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extending of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was immaterial. During 2002, 4,381,965 warrants were exercised. On November 24, 2002, all of the remaining warrants expired.

The 174,090 warrants issued pursuant to the exercise of advisors' warrants above bear the same rights as public warrants.

(e) Share buy-back program

The Company repurchased shares under its buy-back program as follows. All shares were purchased at the prevailing market price at the date of the buy back and were settled out of the Company's retained earnings.

Year	Shares repurchased	Average purchase price
2001	683,700	$ 4.90
2002	592,800	$ 5.95

(f) Share redemptions

On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares of the Company registered in the name of Tele-Art at a price of $3.73 per share for $1,549 (see note 19(b)).

On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 509,181 shares of the Company beneficially owned by Tele-Art at a price of $6.14 per share for $3,125 (see note 19(b)).

13. Earnings Per Share

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

Year ended December 31, 2001	Income	Weighted average number of shares*	Per share amount
Basic earnings per share	$ 9,045	33,905,444	$ 0.27
Effect of dilutive securities			
– Stock options	–	186,978	
– Warrants	–	205,834	
Diluted earnings per share	$ 9,045	34,298,256	$ 0.26

Stock options to purchase 45,000 shares of common shares at $5.46, warrants to purchase 9,165,477 shares of common shares at $6.80 and 30,000 advisors' warrants were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the stock options and warrants was greater than the average market price of the common shares during the relevant period. The holder of each advisors' warrant is entitled to purchase from the Company at the purchase price of $6.80 per unit one common share and one warrant exercisable to purchase one common share at $6.80 per share.

Year ended December 31, 2002		Income	Weighted average number of shares*		Per share amount
Basic earnings per share	$	20,023	34,885,366	$	0.57
Effect of dilutive securities					
– Stock options		–	476,837		
– Warrants		–	67,914		
Diluted earnings per share	$	20,023	35,430,117	$	0.57

All options and warrants to purchase shares of common stock were included in the computation of 2002 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

Year ended December 31, 2003		Income	Weighted average number of shares*		Per share amount
Continuing Operations					
Basic earnings per share	$	41,823	40,336,439	$	1.04
Effect of dilutive securities					
– Stock options		–	502,701		
Diluted earnings per share	$	41,823	40,839,140	$	1.02
Discontinued operation					
Basic earnings per share	$	1,979	40,336,439	$	0.05
Effect of dilutive securities					
– Stock options		–	502,701		
Diluted earnings per share	$	1,979	40,839,140	$	0.05
Net income					
Basic earnings per share	$	43,802	40,336,439	$	1.09
Effect of dilutive securities					
– Stock options		–	502,701		
Diluted earnings per share	$	43,802	40,839,140	$	1.07

All options to purchase shares of common stock were included in the computation of 2003 diluted earnings per share as the exercise prices were less than the average market price of the common stock.

* Adjusted for 3 for 1 stock split and 10 for 1 stock dividend.

14. Other Income (Expenses) - Net

Other income (expenses) – net consists of:

Year ended December 31,	2001	2002	2003
Interest income	$ 1,195	$ 799	$ 788
Miscellaneous expense	(294)	(771)	(886)
Non-trade receivable (write-off) recovered	(500)	–	500
Foreign exchange gain (loss)	530	(345)	(62)
Bank charges	(333)	(307)	(274)
Release of unamortized goodwill of an affiliated company - Mate Fair (see note 3(b)(v))	–	(520)	–
Realized gain on disposal of marketable securities	–	642	–
Unrealized gain on marketable securities	1,568	–	–
Dividend income received from marketable securities and investment	525	917	3,714
Gain on disposal of intangible asset (see note 17)	–	60	–
Gain on disposal of a subsidiary (see note 3(b)(i))	–	17	–
Gain on disposal of land	18	–	9
Gain on partial disposal of JIC Technology	–	–	1,838
Loss on disposal of convertible notes	–	–	(102)
Redemption of shares in legal settlement, net of expenses - Tele Art case (see note 19(b))	–	3,333	–
Provision for loss on Tele-Art Case for 1999 and 2002 share redemptions (see note 19(b))	–	(5,192)	–
Loss on reverse merger of J.I.C. Group, including release of unamortized goodwill of $1,483 (see note 3(b)(ii))	–	(2,655)	–
Legal expense related to reverse merger of J.I.C. Group	–	(1,411)	–
Finance charge on early repayment of a bank loan (see note 11)	–	(610)	–
	$ 2,709	$ (6,043)	$ 5,525

15. Staff Retirement Plans

The Company operates a Mandatory Provident Fund ("MPF") scheme for all qualifying employees in Hong Kong and a retirement benefit scheme ("RBS") for all qualifying employees in Macao. The MPF and RBS are defined contribution schemes and the assets of the schemes are managed by the trustees independent to the Company.

Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong and Macao. Contributions are made by the Company at 5% based on the staff's relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company's contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

According to the relevant laws and regulations in the PRC, the Company is required to contribute 8% to 9% of the stipulated salary set by the local government of Shenzhen, the PRC, to the retirement benefit schemes to fund the retirement benefits of their employees. The principal obligation of the Company with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company's contribution to the staff retirement plans in Hong Kong, Macao and PRC amounted to $561, $617 and $982 for the years ended December 31, 2001, 2002 and 2003, respectively.

16. Income Taxes Expense, Net

The components of income before income taxes and minority interest are as follows:

Year ended December 31,	2001	2002	2003
PRC, excluding Hong Kong and Macao	$ 9,002	$ 18,823	$ 39,778
Hong Kong and Macao	500	2,137	3,511
	$ 9,502	$ 20,960	$ 43,289

Under the current BVI law, the Company's income is not subject to taxation. Subsidiaries operating in Hong Kong and the PRC are subject to income taxes as described below, and subsidiary operating in Macao is exempted from income taxes. Under the current Cayman law, Nam Tai Telecom (Cayman) Company Limited, Nam Tai Electronic & Electrical Products Limited and Namtek Software are not subject to profit tax as they have no business operation.

The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% for 2001 and 2002 and 17.5% for 2003 to the estimated taxable income earned in or derived from Hong Kong during the period.

Deferred tax, where applicable, is provided under the liability method at the rate of 16% for 2001 and 2002 and 17.5% for 2003, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

The basic corporate tax rate for Foreign Investment Enterprises ("FIEs") in the PRC, such as Namtai Electronic (Shenzhen) Co., Ltd. ("NTSZ"), Zastron Electronic (Shenzhen) Co. Ltd. ("Zastron"), Shenzhen Namtek and Jetup (the "PRC Subsidiaries") is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday or tax incentive is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company's PRC subsidiaries:

- On January 8, 1999, NTSZ received the recognition of "High and New Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. During 2003, NTSZ received $110 rebate of corporate tax paid for 2002. In addition, NTSZ received a tax refund of $122 from reinvestment of profits for 1999 to 2001 and a refund of $441 for being a export-oriented enterprise in 2002.
- Income tax of Zastron was payable at the rate of 10% on the assessable profits of Zastron for the years ended December 31, 1999 to 2000. In 2003 Zastron received a refund of $56 from reinvestment of profits for 1999 and a refund of $124 for being an export-oriented enterprise in 2002.
- For the years ended December 31, 2001 and 2002, the income tax of Jieda was payable at the rate of 15% on the assessable profit. During 2003, Jieda merged with Jetup.
- In February 2001, Namtek received the recognition of "Advanced Technology Enterprise" which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2003, Shenzhen Namtek claimed a refund of $27 from the reinvestment of profits for 1998 to 2000.

- Income tax of Jetup was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. The Shenzhen local tax authority has granted Jetup the status of "High and New Technology Enterprise" and allowed it to enjoy a 50% reduction in corporate tax rate to 7.5% for 3 years from 2002 to 2004. During 2003, Jetup received a refund of $175 from reinvestment of profit for 2002.
- Income tax of Jieyao was payable at the rate of 7.5% on the assessable profit for the years ended December 31, 2001 to 2003. During 2003, Jieyao was disposed of to a third party (see note 3(b)(iii)).
- For the years ended December 31, 2001 and 2002, BPC qualified for a tax holiday. During 2002, BPC was disposed of to TBCL (see note 3(b)(i)).

An FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron, Shenzhen Namtek and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years by their respective holding companies. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2002 and 2003, taxes recoverable under such arrangements were $789 and $4,889, respectively, which are included in income taxes recoverable and expected to be received during 2004. However, during 2003 the Shenzhen government did not refund approximately $13 in taxes the Company paid in 1998 to 2000. Therefore, the Company reversed the related receivable into current tax expense in 2003.

In accordance with its normal practice, the Hong Kong tax authorities selected the Company and one of its wholly owned subsidiaries for a tax audit. In March 2003, in relation to fiscal year 1996, the Hong Kong tax authorities have made certain estimated assessments for public revenue protection purposes to prevent the assessments, if any, from becoming time barred. The Hong Kong tax authorities have not provided concrete grounds for the assessments. The Company and the subsidiary concerned have objected to these estimated assessments. The outcome of the objection is uncertain at this stage as the Hong Kong tax authorities are still reviewing the Company's and its subsidiary's Hong Kong tax position. At the time, it is not possible to estimate the outcome of the tax audit, the amount that may have to be paid, if any, or the impact that the results of the 1996 tax audit will have to subsequent tax years. However, management is of the view that there will be no material tax adjustment as a result of the tax audit.

The current and deferred components of the income tax expense appearing in the consolidated statements of income are as follows:

Year ended December 31,		2001		2002		2003
Current tax	$	(110)	$	(812)	$	(433)
Deferred tax		(117)		39		34
	$	(227)	$	(773)	$	(399)

Deferred tax liabilities consist of tax allowances over depreciation and are $112 and $78 at December 31, 2002 and 2003, respectively.

At December 31, 2001, 2002 and 2003, the Company does not have any tax loss carryforwards.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year ended December 31,	2001	2002	2003
Income before income taxes and minority interests	$ 9,502	$ 20,960	$ 43,289
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	$ (1,425)	$ (3,144)	$ (6,493)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(7)	42	72
Effect of income (loss) for which no income tax benefit/ expense is receivable/payable	(35)	950	870
Tax holidays and tax incentives	786	542	2,122
Effect of PRC tax concessions, giving rise to no PRC tax liability	564	2,153	3,435
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:			
Gain on disposal of land in Hong Kong	6	–	1
Exempted interest income	21	12	16
Non-deductible legal and professional fees	–	(234)	(301)
Non-deductible other items	(159)	(466)	(105)
Overprovision for income tax expense in prior year	–	–	103
Underprovision of income tax expense in prior years	–	(501)	–
Other	22	(127)	(119)
	$ (227)	$ (773)	$ (399)

No income tax arose in the United States of America in any of the periods presented.

Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $1,350, $2,695 and $5,557 in the years ended December 31, 2001, 2002 and 2003, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.04, $0.08 and $0.14 in the years ended December 31, 2001, 2002 and 2003, respectively).

17. Related Party Balance and Transactions

Since the establishment of BPC in 2000, the Company recognized net sales of $21,072 and $7,849, purchased raw materials of $23,065 and $7,751, acquired property, plant and equipment of $50 and $Nil, from TBCL, a minority shareholder of BPC, and its related companies for the year ended December 31, 2001 and for the period from January 1, 2002 though April 2002, respectively. In addition, the Company had paid $1,000 to TBCL for acquisition of a license during the year ended December 31, 1999, which was disposed of during 2002 for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

As of December 31, 2003, the balance due from a related party represented the balance due from JCT, a subsidiary of Alpha Star. For the year ended December 31, 2003, the Company recognized net sales of $20,782 and purchased raw materials of $5,456 from JCT and its related companies.

18. Financial Instruments

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents and trade receivables.

The Company's cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company's exposure to concentrations of credit risk.

The trade receivable balances largely represent amounts due from the Company's principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. Allowance for doubtful debts was $122 and $119 in 2002 and 2003, respectively. There were no other movements in the provision for doubtful accounts.

All of the Company's significant financial instruments at December 31, 2002 and 2003 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

The Company's fair value of convertible notes, including the embedded option, was not significantly different from the carrying value at December 31, 2002 and it was disposed of during 2003.

19. Commitments and Contingencies

(a) Lease commitments

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expense under operating leases was $1,501, $909 and $617 in the years ended December 2001, 2002 and 2003, respectively.

At December 31, 2003, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows:

Year ending December 31,	
– 2004	$ 1,045
– 2005	1,037
– 2006	988
– 2007	1,070
– 2008	1,087
– 2009 and thereafter	3,658
	$ 8,885

(b) Significant legal proceedings

In June 1997, the Company filed a petition in BVI for the winding up of Tele-Art on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 415,500 shares (*) of the Company registered in the name of Tele-Art at a price of $3.73 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

Following the completion of the redemption, the Company received notice that the liquidator had obtained an ex-parte injunction preventing the Company from redeeming Nam Tai shares beneficially owned by Tele-Art. On February 4, 1999, the liquidator of Tele-Art filed a further summons in the BVI on its behalf seeking, among other matters:

- A declaration as to the respective priorities of the debts of Tele-Art to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out of the proceeds of the Tele-Art's Nam Tai shares;
- An order setting aside the redemption of 415,500 shares, and ordering delivery of all shares in possession or control of Nam Tai to the liquidator; and
- Payment of all dividends in respect of Tele-Art's Nam Tai shares.

On March 26, 2001, the Company filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, the liquidator submitted a letter of resignation prior to the scheduled removal hearing. A new liquidator was subsequently appointed in July 2003.

On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator's ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding a judgment against Tele-Art for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 509,181 (**) shares beneficially owned by Tele-Art at a price of $6.14 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art. The Company recorded the $3,333 redemption, net of expenses, as other income in 2002.

(*: Subsequent to November 7, 2003, the number of shares has been adjusted to 457,050 to reflect the 10 for 1 stock dividend effect.)

On January 21, 2003, judgment was delivered on the liquidators' February 4, 1999 summons declaring that the redemption and set off of dividends on the 415,500 shares be set aside and that all Tele-Art property withheld by Nam Tai be delivered to Tele-Art in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 4, 1999 application. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, which was granted on June 23, 2003. The case was heard on January 12, 2004 and the judgment was reserved.

The Company has been advised by its legal representatives that it has real prospects of success on appeal against the January 21, 2003 decision and plans to vigorously fight for such an outcome. However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, "Accounting for Contingencies" , the Company recorded a provision for $5,192 as a component of accrued expenses as of December 31, 2002, pending a final determination of this matter by the courts, represented the then best estimate of the net monetary expense the Company would have if its appeal was unsuccessful and its two judgment debts in the total amount of $38,000 (including interest, costs, and related expenses) was determined as having the lowest priorities in recovering from the estate of Tele-Art. According to the latest information provided by the liquidator on November 7, 2003, apart from Nam Tai, a total of 4 other creditors of Tele-Art, including the Bank of China, submitted their proof of debt to the liquidator for a total claim of approximately $3,390. Together with the outstanding legal charge as of December 31, 2003, the total potential obligation to the Company was estimated to be approximately $3,890, and accordingly, the 2002 provision for $5,192 had been reduced to $3,890 in the fourth quarter of 2003. If the appeal is successful and all legal matters related to Tele-Art, Inc. are finalized, including the final determination of other creditors' position, then any remaining portion of the $3,890 provision will be reversed into income in the related period.

If the appeal is not successful, and the 1,017,149 (adjusted for 10 for 1 stock dividend effect) share redemption is set aside, the Company believe that these shares would be sold by Tele-Art's liquidator in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the March 1, 2004 closing price of $28.09 per share, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518, would have been approximately $29,090 for the estate of Tele-Art. Accordingly, if the Company is not successful on its appeal of the January 21, 2003 judgment, Nam Tai will seek to recover its $38,000 in judgment debts from the estate of Tele-Art and any amounts recovered therein would be recognized as other income.

However, there is no assurance that the Company may realize the entire amount of its judgment debts as Tele-Art is in liquidation. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of Nam Tai's shares when sold in the market, and the final determination of other creditors' positions. The Company plans to continue to pursue vigorously all legal alternatives available to recover the maximum amount of the outstanding debt from Tele-Art as well as pursue other parties that may have assisted in any transfers of the assets from Tele-Art. The Company may incur substantial additional costs in pursuing the recovery and such costs may not be recoverable.

(**: Subsequent to November 7, 2003, the number of shares has been adjusted to 560,099 to reflect the 10 for 1 stock dividend effect.)

Class Actions

On March 11, 2003, the Company were served with a complaint in an action captioned Michael Rocco v. Nam Tai, et al., 03 Civ. 1148 (S.D.N.Y.), or the Rocco Action. In addition to Nam Tai, certain directors are named as defendants. On or about April 9, 2003, a second complaint was filed in an action captioned A.J. & Celine Steigler v. Nam Tai, et al., 03 Civ. 2462 (S.D.N.Y.), or the Steigler Action, and together with the Rocco Action, the Actions. The Actions have been consolidated since July 2003 and purports to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003. Plaintiffs in the Actions assert claims under Section 10(b) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class periods concerning the recovery of an inventory write-down and a charge to goodwill related to Nam Tai's LPT segment. The Company has filed a motion to dismiss the lawsuit and the putative class action has not been certified as a class action by the court. In any event, the Company's motion to dismiss was heard in November 2003 and are awaiting the judgment of the court thereof. Nam Tai believes it has meritorious defenses and intends to defend the case vigorously.

20. Segment Information

The Company operates in two segments: CEP and LPT, principally relating to the operation of J.I.C. Group. The Company operates and manages these segments as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

The following table provides operating financial information for the two reportable segments.

Year ended December 31,	2001			2002			2003		
	CEP	**LPT**	**Total**	**CEP**	**LPT**	**Total**	**CEP**	**LPT**	**Total**
Net sales – third parties	$176,976	$35,958	$212,934	$192,906	$35,261	$228,167	$344,200	$ 41,324	$385,524
Net sales – related party	21,072	–	21,072	7,849	–	7,849	20,782	–	20,782
Total net sales	198,048	35,958	234,006	200,755	35,261	236,016	364,982	41,324	406,306
Cost of sales	(174,863)	(29,111)	(203,974)	(167,440)	(30,516)	(197,956)	(305,426)	(34,590)	(340,016)
Gross profit	23,185	6,847	30,032	33,315	4,745	38,060	59,556	6,734	66,290
Selling, general and administrative expenses	(16,521)	(5,453)	(21,974)	(14,940)	(3,043)	(17,983)	(20,908)	(3,958)	(24,866)
Research and development expenses	(2,746)	(208)	(2,954)	(2,162)	(524)	(2,686)	(3,547)	(490)	(4,037)
Impairment of goodwill	–	–	–	(339)	–	(339)	–	–	–
Interest expense	(170)	(8)	(178)	(705)	(85)	(790)	(5)	(116)	(121)
Equity in income of affiliated companies	1,867	–	1,867	10,741	–	10,741	498	–	498
Other income (expenses), net	885	1,824	2,709	(4,879)	(1,164)	(6,043)	6,759	(1,234)	5,525
Income (loss) before income taxes and minority interests	6,500	3,002	9,502	21,031	(71)	20,960	42,353	936	43,289
Income (loss) taxes expense	(137)	(90)	(227)	(710)	(63)	(773)	(395)	(4)	(399)
Income before minority interest	6,363	2,912	9,275	20,321	(134)	20,187	41,958	932	42,890
Minority interests	(230)	–	(230)	(107)	(57)	(164)	(856)	(211)	(1,067)
Income after minority interests	6,133	2,912	9,045	20,214	(191)	20,023	41,102	721	41,823
Discontinued operation	–	–	–	–	–	–	–	1,979	1,979
Net income (loss)	$ 6,133	$ 2,912	$ 9,045	$ 20,214	$ (191)	$ 20,023	$ 41,102	$ 2,700	$ 43,802

Year ended December 31,	2001			2002			2003		
	CEP	**LPT**	**Total**	**CEP**	**LPT**	**Total**	**CEP**	**LPT**	**Total**
Depreciation and amortization	$ 8,454	$ 2,717	$ 11,171	$ 8,739	$ 1,880	$ 10,619	$ 9,633	$ 2,631	$ 12,264
Stock option costs	–	839	839	–	–	–	–	–	–
Capital expenditures	34,060	1,953	36,013	5,962	12,523	18,485	16,584	469	17,053
Identifiable assets	188,262	36,311	224,573	225,754	49,332	275,086	248,165	49,530	297,695

There were no material inter-segment sales for the years ended December 31, 2001, 2002 and 2003. Property, plant and equipment with a net book value of $312 was transferred from the CEP segment to the LPT segment during 2002. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

A summary sets forth the percentage of net sales of each of the Company's product lines of each segment for the years ended December 31, 2001, 2002 and 2003, is as follows:

Year ended December 31,	2001	2002	2003
Product line			
CEP:			
– Assembling			
– LCD consumer products	32%	40%	31%
– Telecom components assembly	52%	44%	58%
– Software development services	1%	1%	1%
	85%	85%	90%
LPT:			
– Parts and components			
– LCD panels	11%	10%	9%
– Transformers	4%	5%	1%
	15%	15%	10%
	100%	100%	100%

A summary of net sales, net income and long-lived assets by geographic areas is as follows:

By geographical area:

Year ended December 31,	2001	2002	2003
Net sales from operations within:			
– Hong Kong and Macao:			
Unaffiliated customers	$ 206,902	$ 223,709	$ 295,113
Related party	–	–	14,770
Intercompany sales	–	979	404
	206,902	224,688	310,287
– PRC, excluding Hong Kong and Macao:			
Unaffiliated customers	6,032	4,458	90,411
Related party	21,072	7,849	6,012
Intercompany sales	160,503	179,411	263,971
	187,607	191,718	360,394
– Intercompany eliminations	(160,503)	(180,390)	(264,375)
Total net sales	$ 234,006	$ 236,016	$ 406,306
Net income within:			
– PRC, excluding Hong Kong and Macao	$ 4,848	$ 17,930	$ 38,627
– Hong Kong and Macao	4,197	2,093	5,175
Total net income	$ 9,045	$ 20,023	$ 43,802

Year ended December 31,	2001	2002	2003
Net sales to customers by geographical area:			
- Hong Kong	$ 64,391	$ 57,157	$ 36,433
- Europe (excluding Estonia)	22,437	42,943	84,954
- United States	35,662	33,054	55,543
- PRC (excluding Hong Kong)	25,378	28,518	101,211
- Japan	22,767	25,276	68,498
- Estonia	—	19,660	20,474
- North America (excluding United States)	19,332	6,640	347
- Korea	23,986	17,390	24,499
- Other	20,053	5,378	14,347
Total net sales	$ 234,006	$ 236,016	$ 406,306

As of December 31,	2001	2002	2003
Long-lived assets by geographic area:			
- PRC, excluding Hong Kong and Macao	$ 43,299	$ 54,481	$ 59,399
- Hong Kong and Macao	27,115	21,433	18,248
Total long-lived assets	$ 70,414	$ 75,914	$ 77,647

Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

The Company's sales to customers which accounted for 10% or more of its sales are as follows:

Year ended December 31,	2001	2002	2003
A	$ 69,996	$ 75,965	$ 100,541
B	N/A	39,854	46,057
C	33,143	26,217	N/A
D	N/A	N/A	43,233
	$ 103,139	$ 142,036	$ 189,831

21. Subsequent Events

In December 2003, the Company paid approximately $5,277 (Euros 4,250) into an escrow account for an investment in Stepmind, which was included in prepayment and other receivables at December 31, 2003. Approximately $2,642 (Euros 2,122) has been released from the escrow amount in January 2004 for the Company's first phase of investment. The second phase of investment amounting to $2,646 (Euros 2,132) will be released by the Company to Stepmind in August 2004, subject to fulfillment of certain conditions. Upon successful subscription of the shares in the second phase, the Company's total investment will represent 11.33% equity interest in Stepmind.

Directors and Management

Directors

Tadao Murakami
Chairman

M. K. Koo
Chief Financial Officer

Stephen Seung
Corporate Secretary

Charles Chu*

Peter R. Kellogg

Dr. Wing Yan (William) Lo*

Mark Waslen*

*Member of Audit Committee

Consultants

Dr. Tadashi Sasaki
Tokyo, Japan

C. S. Chuang
Taipei, Taiwan

Management

Joseph Li
Chief Executive Officer and President

Guy Bindels
Research and Development Director

George Shih
Chief Operating Officer

Karene Wong
Chairman of the Board
Nam Tai Electronic & Electrical Products Limited
Namtai Electronic (Shenzhen) Co., Ltd.

Patinda Lei
Chairman of the Board
Zastron Electronic (Shenzhen) Co. Ltd.

Chen Yee William
Managing Director
Namtai Electronic (Shenzhen) Co., Ltd.

Kazuhiro Asano
Managing Director
Namtek Software Development Company Limited

Seitaro Furukawa
Chairman of the Board
J.I.C. Technology Company Limited

Ivan Chui
Managing Director
J.I.C. Enterprises (Hong Kong) Limited

Organisation Chart of Nam Tai Group

(As of March 31, 2004)


NAM TAI ELECTRONICS, INC.[1]
(Incorporated in the British Virgin Islands & listed on the New York Stock Exchange in the USA)
100%
NAM TAI GROUP MANAGEMENT LIMITED
(Incorporated in Hong Kong)
100%
NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED
(Incorporated in the Cayman Islands)
100%
NAM TAI TELECOM (CAYMAN) COMPANY LIMITED
(Incorporated in the Cayman Islands)
88.39%[2]
J.I.C. TECHNOLOGY COMPANY LIMITED[3]
(Incorporated in the Cayman Islands & listed on Main Board of Hong Kong Stock Exchange <987>)
80%
NAMTEK SOFTWARE DEVELOPMENT COMPANY LIMITED[5]
(Incorporated in the Cayman Islands)
100%
NAMTAI ELECTRONIC (SHENZHEN) CO. LTD.[4]
(Incorporated in the PRC)
100%
NAM TAI INVESTMENTS CONSULTANT (MACAO COMMERCIAL OFFSHORE) COMPANY LIMITED
(Incorporated in Macao)
100%
ZASTRON ELECTRONIC (SHENZHEN) CO. LTD.
(Incorporated in the PRC)
100%
ZASTRON (MACAO COMMERCIAL OFFSHORE) COMPANY LIMITED
(Incorporated in Macao)
100%
J.I.C. ENTERPRISES (HONG KONG) LIMITED
(Incorporated in Hong Kong)
100%
NAMTEK JAPAN COMPANY LIMITED
(Incorporated in Japan)
100%
SHENZEN NAMTEK CO. LTD.
(Incorporated in the PRC)
100%
JETUP ELECTRONIC (SHENZHEN) CO. LTD.
(Incorporated in the PRC)

1 NTEI holds a direct 3.033% interest in Huizhou TCL Mobile Communication Co. Ltd. through holding of a 72.22% interest in Mate Fair Group Limited. On March 31, 2004, NTEI signed an agreement that will increase its direct ownership in Huizhou TCL Mobile Communication Co. Ltd. to 9% through a 100% holding in Jasper Ace Limited with effect from April 21, 2004.

NTEI holds 25% interest in Alpha Star Investments Limited which is the ultimate holding company of JCT Wireless Technology Ltd.

NTEI holds 7.66% interest in Stepmind with rights to increase its interest up to 11.33%.

2 NTEI holds 74.86% issued ordinary share capital and 423,320,000 preference shares of J.I.C. Technology Company Limited ("JIC Technology").

NTEI will hold 88.39% of enlarged share capital in JIC Technology after conversion in full of the preference shares.

3 JIC Technology holds 5.36% interest in iMagic Infomedia Technology Limited.

4 Namtai Electronic (Shenzhen) Co. Ltd. holds 3.69% interest in TCL Corporation.

5 20% interest in Namtek Software Development Company Limited is held by Asano Company Limited.

6 Nam Tai Electronic & Electrical Products Limited (Hong Kong) was renamed Nam Tai Trading Company Limited. Nam Tai Trading Company Limited and Nam Tai Telecom (Hong Kong) Company Limited are to be dormant.

Investors' Information

Shareholders' Meeting
The Annual Meeting of Shareholders will be held at 11:30 a.m. (ET) on Friday June 11, 2004 at The Peninsula New York, 700 Fifth Avenue at 55th Street, New York, NY 10019, USA.

Stock Listing
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol "NTE" and on the Frankfurt Stock Exchange under the symbol 884852. Chicago Board Options Exchange trades options on Nam Tai Electronics, Inc. under the symbol "QNA".

Transfer Agent And Registrar
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
U. S. A.
Telephone: 1-800-368-5948;
(908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com

Auditors
Deloitte Touche Tohmatsu, Hong Kong

Principal Banks
The Hongkong and Shanghai Banking Corporation Ltd. (Hong Kong, Macao and People's Republic of China)

China Construction Bank (People's Republic of China)

Corporate Counsel
Shearman & Sterling LLP
New York, New York, USA

Registered Office
Nam Tai Electronics, Inc.
McW. Todman & Co.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-2810
Facsimile: (284) 494-4957

Investor Relations Office
Pan Pacific I.R. Ltd.
Suite 1790 – 999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2
Telephone: (604) 669-7800
Facsimile: (604) 669-7816
Toll Free Tel/Fax: 1-800-661-8831
E-mail: shareholder@namtai.com

BVI Headquarters
3rd Floor, 116 Main Street
Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-7752
Facsimile: (284) 494-3739

PRC Headquarters
Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited
Zastron (Macao Commercial Offshore) Company Limited

Unit A and C, 17th Floor,
Edificio Comercial Rodrigues,
599 da Avenda da Praia Grande,
Macao
Telephone: (853) 356-333
Facsimile: (853) 356-262

Hong Kong Office
Nam Tai Electronic & Electrical Products Limited
Nam Tai Group Management Limited
J.I.C. Technology Company Limited
J.I.C. Enterprises (Hong Kong) Limited

15/F., China Merchants Tower
Shun Tak Centre
168 – 200 Connaught Road Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2263-1223

Manufacturing / R & D Facilities
Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.

Gu Su Industrial Estate
Xixiang, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2749-5818
Facsimile: (86755) 2749-4014

Namtek Software Development Company Limited

Shenzhen Office
C1204 – 1206 & C1209 – 1211
Ming Wah International Convention Centre
8 Gui Shan Road
Shekou, Shenzhen
People's Republic of China
Telephone: (86755) 2667-8192
Facsimile: (86755) 2667-7750

Japan Office
6/F., Sakura-Masamune Higashi-Nihonbashi Building,
3-12-12 Higashi-Nihonbashi,
Chuo-Ku, Tokyo,
Japan 103-0004
Telephone: (813) 3660-6290
Facsimile: (813) 3660-6291

Jetup Electronic (Shenzhen) Co., Ltd.

Zi You San Team (1) Ind. Bldg.
Fan Shen Cun, The 47th District
Baoan New City, Baoan, Shenzhen
People's Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120